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REGISTRANT'S NAME Compass Group

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THOMSON FINANCIAL

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DATE : 2/5/03


Eurest

Great People, Great Service, Great Results

Annual Report 2002

COMPASS
GROUP



Contents

02 Welcome to Compass Group
04 Review of Operations
18 Corporate Social Responsibility
22 Directors, Senior Employees and Advisors
24 Financial Review
29 2002 Accounts
30 Directors' Report
33 Remuneration Committee's Report
39 Auditors' Report
40 Consolidated Profit and Loss Account
42 Consolidated Balance Sheet
44 Consolidated Cash Flow Statement
47 Notes to the Financial Statements
71 Notice of Annual General Meeting



Core markets
Developing markets

We operate in more than 90 countries with over 70% of our business outside the UK.













Over 20 million meals and snacks served each day worldwide

Market leadership

Compass Group is the world's largest foodservice organisation. We specialise in providing food and vending services on clients' premises often using foodservice brands that we own or franchise. We provide what we believe is great service to customers who are choosing to eat whilst at school, in hospital, when travelling, at work or at leisure. Our ambition is to be a truly great company, and to be the standard by which others are judged.

Our vision 'great people, great service, great results'. Great people are at the heart of our success. Our people aim to deliver outstanding service with a commitment to quality that our customers and clients expect. We believe that delivering great service enables the achievement of consistently great results.

Our values Compass Group's values are simply stated: Win through teamwork, embrace diversity, share success, passion for quality and 'can do'. We look to live these values in all that we do – as we work to make the group not just a good company, but a great company.

Our strategy and focus Compass Group's strategy to achieve that vision is to concentrate on five key focus areas. In each of these identified areas we are committed to excel and to outperform the market.

- Preferred employer – We concentrate on attracting, training, developing and retaining the best people to contribute to our long-term success.

- Operational excellence – Any quality reputation rests on ensuring that systems, processes, equipment and standards are appropriate to the task and are, quite simply, the best.

- Customer and client satisfaction – How a service is delivered is just as important as what is delivered. To maintain a customer-focused culture means constant review and improvement in the way we work.

- Financial performance – Compass Group aims to deliver sustainable growth and maximise returns for our shareholders, through industry-leading increases in sales and operating profits, accompanied by strong cash generation.

- Market leadership – Achieving market leadership depends on an in-depth understanding of our markets, effective operation, our people and our unique portfolio of global foodservice brands.

great people
great service
great results

Defence, Offshore and Remote Site
Eurest Support Services is the largest company in the world providing specialist foodservice, logistics and related support to clients offshore, in remote sites or at military locations around the world. It operates in almost 50 countries from Abu Dhabi to Venezuela.

Fine Dining
Restaurant Associates provides the finest possible executive dining facilities, often in association with top international chefs such as Albert Roux, for boardrooms, hospitality suites and at major social events.



Motorway and Roadside Services
Moto is the market leader on the UK's motorways, with 48 sites providing food and fuel for people on the move. Foodservice ranges from quick snacks to full meals, while bottle warmers and hot desks help cater for everyone from babies to business people. The Group also operates a further 22 sites in Continental Europe.

Sports and Events
Superior quality catering for high profile sporting, social and leisure events is provided by a number of prestige companies within the Group. Working closely with venues to offer the utmost flexibility, they use their specialist market knowledge to provide both public catering and corporate hospitality to customers and clients worldwide.





Owned brands

Compass Group has an exceptional portfolio of local and international foodservice brands. They are available in a variety of formats from full service outlets through to carts, kiosks and vending machines, and are used by operating companies in a number of our chosen market segments. The Upper Crust brand, for example, established itself in airports and railway stations, but is now available increasingly in the business and industry sector, as well as at education and healthcare sites and in the UK Moto estate.


Caffè RITAZZA



Franchised brands

In addition to owning and operating our own high-profile brands, Compass Group is a major franchisee, often exclusively, of many well-known international brands. These include Burger King and Pizza Hut. Other franchised brands include sbarro, offering freshly prepared Italian food such as lasagne and New York-style pizza, and Krispy Kreme which is famous for its doughnuts, real fruit pies, cinnamon buns and other snack foods.


CINNAMON
APPLE FILLED
Krispy Kreme

Group Overview Compass Group is a truly international company with more than 390,000 people working in over 90 countries, generating revenues of over £10 billion per year.

What we do

Whether clients are setting up foodservice for the first time or are wishing to outsource an existing operation, we can provide the solution. Compass Group companies work in close partnership with our clients and specialise in providing food and vending services for their customers. We are usually based at our clients' premises, where we are an integral part of their team.

How we work

Foodservice contracts are usually based around one of the following:

- 'Management fee' contracts. All of the costs of providing the service are paid by the supplier and recharged together with an agreed fee.
- 'Fixed cost' contracts. The client pays an agreed cost for a specified menu of services. This cost may be varied – for example if the number of customers changes considerably.
- 'Profit and loss' contracts. The foodservice supplier has control over the offer and pricing in situations where there is little or no client subsidy and the service is paid for by the end-users.
- 'Concession' contracts. The company pays an agreed rent based on turnover for the right to trade at the client's premises.

Where we operate

Compass Group operates in nine clearly defined market sectors through distinct, client-facing operating companies.

Business and Industry

Eurest is the world leader in food and services management to customers at their workplace, ranging from employee restaurants to executive dining. Clients include local, national and international organisations as well as state and regional governments who employ Eurest to provide quality and cost-effective foodservice.

Eurest

Education

Scolarest and Chartwells are leading international companies in the education market. They meet the needs of pupils and students, from pre-school infants, through primary and secondary school to higher education. They focus on offering an attentive, quality, innovative and consistent service.

Scolarest

Chartwells

Healthcare and Seniors

Morrison and Medirest provide food, nutrition and dining services to the healthcare and senior living markets across the world. Crothall, which specialises in providing facilities management services to the healthcare sector, works alongside Morrison in the US.

Medirest Morrison

Crothall

Vending

Vending is an integral part of the foodservice and beverage provision for most modern organisations, and is an area of great international strength for Compass Group. Through Canteen Vending and Selecta, we are the largest route vending company in the world, providing high quality and innovative vending services to clients across the USA and Europe.

selecta

Canteen

Travel, Leisure and Concessions

Select Service Partner (SSP) is the Group's specialist concessions company, providing flexible, innovative and high quality food and beverage services at travel, shopping and leisure locations. SSP is the largest airport restaurant operator in Europe and the largest provider of foodservice at rail stations in the UK as well as in a number of Continental European countries.

Select Service Partner

railgourmet







Welcome to Compass Group

Compass Group is the world's market leader in foodservice provision, operating within a market which continues to grow.

This is a marketplace worth over £200 billion. As clear market leader we have around 4% of a market where outsourcing – the increased use of contract foodservice providers such as ourselves – is a key driver. The source for future growth is clear.

Results
We are pleased to report that we have achieved organic turnover growth for the year of 7% together with a like for like margin increase of 20 basis points. We have also achieved a significant improvement in free cash flow generation. This strong performance reflects the increasing importance that the Group attributes to delivering improved cash flow.

Full year like for like turnover growth for the UK division is 6%, in the Continental Europe and rest of the world division 7% and in the North American division 7%. Trading in the second half of the year has been more challenging in a number of countries due to a range of macro-economic factors including recession pressures, lower growth in airports and flat rail passenger numbers in the UK. Helping to offset these pressures has been a continuation of the Group's first half momentum in new business gains and a contract retention rate that remains at a record level of 95%.

Margin improvements include the effect of synergies achieved from acquisitions, the major source of which is from the increased efficiency and scale used by the Group in purchasing products and services used within the business.

Growth
Organic growth has been fuelled by contract gains, some of which are highlighted below:

- Canteen Correctional Services has been awarded a five-year contract worth $60 million in annual revenues by Corrections Corporation of America (CCA) to provide foodservice and vending.
- Eurest is to manage staff restaurant facilities, meeting rooms and hospitality for all 34 UK offices of KPMG LLP in a new four-year contract. Eurest already manages over half of KPMG LLP's offices and the new remit covers 11,000 staff in locations as diverse as Aberdeen, Plymouth, Leeds and London. Annual revenues for the expanded contract will be £8 million.
- Eurest has been awarded a three-year contract with annual revenues of €18 million to cater for staff at the European Commission in Brussels and a five-year contract with annual revenues of €20 million by The Royal TPG Post and TNT in the Netherlands.

Management
Compass Group benefited greatly from the guidance and counsel of John Thomson who served as Chairman from 1994 to 1999. The Board were saddened to hear of his death, at the age of 74, in November 2002. John played an important role in the growth and development of the Group and he will be greatly missed.

During 2002 we strengthened the Group Board with the addition of three new directors.

Peter Blackburn was appointed as a non-executive director on 10 April 2002. He is Chairman of Northern Foods plc and was until recently the President of the Food and Drink Federation. He is also a non-executive director of SIG plc. Peter retired in 2001 as Chairman and Chief Executive of Nestlé UK, the British subsidiary of the Swiss food giant, having held a number of senior positions with Rowntree Mackintosh plc including Chairman of the UK and Eire Region.

Sven Kado also was appointed as a non-executive director on 10 April 2002. He is Chairman of Marsh & McLennan Holdings GmbH. In a career spanning more than 30 years, Sven has held a number of senior positions in finance including Chief Financial Officer at Nixdorf Computer AG, Chief Financial Officer at Dyckerhoff AG and senior advisor at Principal Finance Group/Nomura International.

Clive Grundy was appointed Human Resources director on 1 October 2002. He joined the Group in 1985 and during that time he has held a number of senior positions in human resources, operations and other functions.

We are delighted to welcome Peter, Sven and Clive to the Board of Compass Group. Peter is highly respected in the food and beverage sector. Sven, with his excellent track record in finance, is a well-known business figure in Europe and in Germany in particular. Clive has over the years made a significant contribution to the Group as a valuable member of the Executive Committee.

Acquisitions
The Group has grown very quickly over recent years, not only organically but also with successful acquisitions which have given Compass Group a top three position in all of the world's major foodservice markets. In the short term these acquisitions have depressed the Group's return on capital employed, but in the second or third year after acquisition these companies typically make a return greater than the Group's weighted average cost of capital. We have decided to reduce the amount spent on new acquisitions for the next year or so to around £200 million per annum maximum. This will enable the improved return on capital employed being achieved by the underlying business to become apparent.


Francis H Mackay


Michael J Bailey



2002
Turnover £10,617m
by geographic area

United Kingdom	**£3,160m**
Continental Europe & rest of the world	**£3,751m**
North America	**£3,706m**



2002
Operating profit £805m
by geographic area

United Kingdom	**£422m**
Continental Europe & rest of the world	**£202m**
North America	**£181m**

Major acquisitions made during the year include:

Japan

Japan is the world's second largest developed foodservice market with an estimated £21 billion of annual turnover. In January 2002, the Group acquired 84.7% of Seiyo Foods for £206 million plus assumed net debt of £131 million in order to strengthen its position in the market. Since completing the transaction, Seiyo has disposed of 120 loss-making CASA high street restaurants for £28 million and reduced its shareholding in the fast food operator Yoshinoya D&C from 24.7% to 20.2% generating proceeds of £31 million.

In August 2002, the Group's joint venture partner in Japan, Itochu Corporation, expanded its existing relationship with Compass Group through an investment in the Group's business in Japan. Compass Group and Itochu have also agreed to integrate their existing joint venture into the wider Compass Group business to be operated with Seiyo. As a result Itochu holds a 20% stake in the Group's business in Japan. These transactions generated net proceeds of £46 million of which £42 million was received in the 2002 financial year.

The Group has made significant progress in creating a clear business structure for the Group in Japan, culminating in the delisting of the Seiyo business in October 2002. The management is now looking forward to implementing the Group's business model in the Japanese market and delivering margin growth.

Other

During the year the Group has made a number of other acquisitions for a total consideration of £365 million, including the acquisition of Restorama, Rail Gourmet and parts of Gourmet Nova from Swissair Group, Louis Catering in Continental Europe and the acquisitions of Bon Appétit and Vendlink in North America.

At the end of September, we announced the proposed acquisition of a majority stake in Onama S.p.A., based in Milan, Italy. The consideration for the 60% stake acquired, which will be paid in cash on completion, is €127 million (£80 million). The transaction is expected to complete at the end of December 2002.

Onama provides some 90 million meals annually from 600 catering facilities principally across Italy, employing 10,000 people and had turnover of €446 million (£282 million) for the year ended 31st December 2001. Net debt at that date was €42 million (£27 million).

Compass Group's existing operation in Italy will be merged with Onama to give the Group a market-leading position in Continental Europe's third largest contract foodservice market.

Travelodge and Little Chef

In June 2002, following a strategic review, the Group announced that it was to pursue the disposal of Little Chef and Travelodge as they lie outside the Group's core focus on foodservice and vending. There has been considerable interest in the sale and negotiations are currently taking place with one party with a view to concluding a sale in the near future.

Shareholder Returns

A final dividend of 5.0 pence per share is being recommended. This will bring the total dividend for the year to 7.1 pence, an increase of 25%. This is a significant increase, reflecting the Group's confidence in its ability to continue to generate strong free cash flow.

Outlook

The Group remains committed to its strategy of focusing on the foodservice and vending markets, delivering solid organic growth, continued margin improvement, strong free cash flow generation and improving return on capital employed.

With recently gained contracts which are being mobilised, a strong pipeline of potential new business and the expected continuation of a 95% plus contract retention rate, we are on track to deliver a broadly similar level of like for like turnover growth and margin improvement in 2003 to that achieved in 2002 and look forward with confidence to the future growth of the business.

Francis H Mackay
Chairman

Michael J Bailey
Chief Executive

Review of Operations
With business in more than 90 countries, Compass Group has a strong and experienced management team around the world. Each country is run by local nationals wherever possible, who are based in that territory. Each country is also part of a division that is represented on the Executive Committee.

Where the company has sufficient 'critical mass' or potential within a territory, the business is managed under sector-specific teams – ensuring the delivery of a bespoke offer, tailored to the specific needs of clients. This can range from Medirest and Morrison caring for patients, staff and visitors in hospitals, through to Select Service Partner operating around the world catering for the needs of the travelling public.

Business and Industry (B&I)
Eurest is the world's largest specialist provider of foodservice to business and industry around the globe. Despite recessionary pressures in many economies during 2002, Eurest has continued to see strong business retention in line with the group rate of 95% and excellent business gains, which together have delivered good and continuing growth in turnover.

International growth
Eurest continues to see an increase in the number of national and multi-national contracts it has with clients.

A new ten-year contract with British Airways means that in the UK, Eurest will be the sole provider of the airline's employee restaurant and vending services as well as all passenger-lounge catering services. Sister company FLIK will provide foodservice for 18 of the carrier's lounges in the USA and Canada, valued at a further $10 million annually. Eurest now caters for Volkswagen in a number of countries worldwide and 2002 saw the award of VW's largest single contract to date – worth over £6 million a year – to provide foodservice at four sites in Brazil. In Slovakia, Eurest will also be delivering the foodservice for VW in Bratislava, with annual sales in excess of £1 million.

The Group continued to move into new territories with both new and existing clients. For example, Eurest won its first contract in Croatia. This agreement, with the country's third largest company HT (Telecom), provides an excellent base from which to grow.

UK & Ireland
As the largest foodservice company in the UK, Eurest has won a record level of new contracts. Notable gains during 2002 included significant multi-site contracts with:

- Land Securities Trillium: This new ten-year contract worth £15 million in annual revenue with a leading property outsourcing company, is to provide services to the BBC's London and Scotland estates where Eurest is delivering catering services across 20 sites.
- HM Customs and Excise and the Inland Revenue: A five-year contract worth over £3 million in annual revenue to provide catering services for 17,000 staff at 20 UK sites.
- Esporta Health and Fitness: A four-year contract worth £10 million in annual revenue at 40 health clubs.

Other significant B&I contract wins included: GlaxoSmithKline, Britannia Airlines, Hammond Suddards Edge, Clerical Medical, Pearson Education, SAP, the National Marine Aquarium, Eurotunnel, Centrica, Orange, Seeboard, Online Finance and Norwich Union Healthcare.

North America
The North American division had another record sales year continuing to win significant new contracts with clients on a local, regional and national basis. The largest single contract win was the award to Eurest and Thompson Hospitality of a ten-year contract to provide food and vending services to The Boeing Company at locations in the Puget Sound area of Washington State, Portland, Oregon, and Wichita, Kansas. The contract is valued at about $40 million per annum.

Canteen Correctional Services has been awarded a five-year contract worth $60 million in annual revenues by Corrections Corporation of America (CCA) to provide foodservice and vending.




Eurest

Over 390,000 people around the world

Working to deliver great service



As part of the ChevronTexaco agreement, Eurest Support Services has a significant presence in Kazakhstan. Using locally sourced food products and sub-contractors, it will prepare more than 10,000 meals a day, and provide a host of facilities management and support services.









France

Following the strengthening of the management team in France last year, new contracts gained by Eurest include:

- Mutuelles du Mans Assurances: Providing foodservice and vending at this prestigious insurance company site in Le Mans, worth €4 million per year.
- European Parliament, Strasbourg: Eurest is providing foodservice for over 1,800 customers a day with revenues of over €3 million per year.
- Federal Express: A foodservice contract worth over €1 million per year.

Rest of the World

Eurest continues to win new business around the world. A selection of new contracts include:

- Germany: Accenture, DZ Bank, Ford, Hewlett Packard and Werder Bremen Stadium are recent contract wins with annual revenues of €14 million. Medirest have won contracts with Diakonie Hospital, Mannheim, St Elizabeth Krankenhause in Cologne and Iserlohn and Marienhospital, Witten, with combined annual revenues of €5 million.
- Brazil: The local team has been awarded the foodservice for Ford at three sites in Sao Paulo with annual sales of over £2 million.
- Belgium: A three-year contract for the five staff restaurants of SAS in Oslo with annual sales in excess of £1 million.
- Czech Republic: Eurest is providing over 3,000 meals a day for Karosa, part of the Fiat Group.
- Romania: Eurest won its first major contract with Renault Dacia with annual foodservice sales of over £1 million.

Offshore and remote site services

In January 2002, Compass Group announced the largest agreement in catering industry history – a ten-year $200 million per annum agreement with ChevronTexaco covering catering and facilities management for most of the company's facilities, offshore platforms, refineries and office locations worldwide.

Eurest Support Services (ESS) won four new North Sea-based contracts worth a total of £3 million per annum, to provide offshore catering and hospitality services for Kerr-McGee, Prosafe, Enterprise Oil and Rasmussen.

In Australia the ESS contract for Normandy Mining Ltd opened in December 2001 with over £1 million annual sales, and in Qatar, ESS signed a five-year contract to cater for officers and soldiers with 2.8 million meals served a year and annual sales in the region of £5 million.

Fine Dining

Restaurant Associates has a strong reputation in the US, and within six months of its launch in the UK, the company announced contracts with Deutsche Bank, J Walter Thompson, Manchester Art Gallery and the unique Sunborn Yacht Hotel berthed at ExCel in London's Docklands.

Leading restaurateur Oliver Peyton joined Restaurant Associates to help cultivate new business opportunities and implement new dining concepts for the company's premier public restaurant contracts. Oliver's contract with London's Somerset House, through his company Gruppo Events, is now operated by Restaurant Associates.









Operating in over 90 countries

Local service. International reach





Major new contract wins during the year in Business and Industry, read like a global Who's Who: GlaxoSmithKline, British Airways, SAP, Federal Express, Ford, Volkswagen, the BBC and the European Parliament.









The acquisition of Onama, the largest company in the Italian contract catering market, makes the Group market leader in continental Europe's third largest foodservice market. Onama provides 90 million meals a year from 600 catering facilities. Clients include Olivetti and Pirelli.

Annual revenues of over £10 billion

Market leadership






Fresh food

Canteen Vending has won a three-year contract with America's largest car retailer, AutoNation, to service 215 locations nationally, and will also be installing Ritazza coffee machines in 230 Shell forecourt convenience stores throughout Brazil.



Eurest and Vendepac have won contracts to supply vending and foodservices to the UK mobile telephone network Orange, while Eurest and Canteen Vending won a ten-year contract to provide food and vending services to three Boeing sites in the USA.







Review of Operations
continued

Vending

Compass Group has a market-leading position in vending throughout the world, through a number of well-known operating companies. Canteen Vending, which operates primarily in the United States, is the world's largest route vending company.

The ability to offer a national vending service in addition to foodservice is a key competitive advantage in North America, where vending typically forms part of our clients' requirements especially when national contracts are awarded.

In Europe, Selecta is now able to operate according to a similar combined vending and catering model. Major vending gains for Selecta during the year – including Ford (Germany and Belgium) and Orange (UK) – have again been achieved through close co-operation with Eurest.

Further growth has come this year from Selecta's expansion into new markets, supported by and complementing existing catering activities. For example, Selecta's joint venture with HB Makro has established a market-leading position in vending in the Czech Republic.

The arrival of Euro coinage in January 2002 was a major event. Selecta's own machines – and many more third party machines – were successfully converted to operate with the new currency. The Euro has also enabled Selecta to introduce multi-currency machines at key travel locations.

2002 was the first full financial year for Selecta and Vendepac as part of the Compass Group and it saw a number of important developments. The two businesses are now operating as a single European vending division, and from 2003 the Selecta brand will be used in the UK.

Selecta's public vending activities continue to expand, and a contract to provide snack and beverage vending in the Vienna metro system has been awarded.

In the USA, Canteen Vending gained significant new contracts in the prisons market at the Florida Department of Juvenile Justice (a $6 million account) and at the Greensville Correctional Centre (worth $4 million).

Healthcare
Compass Group continues to build a successful presence in healthcare foodservice worldwide, through foodservice companies Medirest and Morrison, supported in the USA by Crothall, its specialist healthcare facilities management subsidiary.

North America
In April, Morrison won a five-year contract with Fountains Retirement Communities, Inc. to provide dining services management for 17 of the company's communities across the United States. The contract represents sales of more than $14 million per annum and is the largest retirement community alliance in the for-profit senior living market. A five-year agreement with The University of Texas Medical Branch, Galveston with annual turnover of $3 million and a contract to provide over 2,000 meals a day at Owensboro Mercy Health System, Kansas have also been awarded.

UK
The company continues to work with leading chef John Benson-Smith to develop a range of innovative new dishes to support the National Health Service's 'Better Hospital Food' initiative. This aims to make the meals served in hospitals even closer to the standards of top restaurants.

France
Significant contract wins during the year for Medirest included two new key accounts: Promo Accueil & Smam, a consortium of retirement residences. The operation of a three-year contract with Assistances Publiques des Hôpitaux de Paris started. This catering contract, worth €14 million per annum, is with the authority that manages state hospitals in Paris, and represents 13,000 meals per day for the patients and staff of six hospitals. The agreement also covers the maintenance of equipment. Caffè Ritazza also opened in Hôpital du Val de Grace & Hôpital de Garche.

Rest of the World
Another year of strong organic sales in Denmark, included a major new contract with the Roskilde County Hospital. In Norway Medirest has been awarded the contract for the newly built Nordland Hospital BF patient hotel in Bodo worth over €1 million per annum.

ADNH, our joint-venture in the Middle East, made a significant breakthrough in the healthcare sector in Dubai, winning a contract to provide meals for patients and staff at the state-run Al Wasl hospital. This is the first time that the catering contract has been awarded to a private sector company.

The Australian team opened Caffè Ritazza at St. Vincents hospital, Sydney and in New Zealand several further Caffè Ritazzas opened in healthcare to consolidate our strong position in the sector.

MEDIREST

MORRISON

Crothall



Medirest will be providing 13,000 meals a day for the patients and staff of six Paris hospitals, after winning a three-year contract worth €14 million per annum. This will include providing catering services for the famous Nutrition Department at the Hôtel Dieu.





Contract retention strong at 95%

Client and customer satisfaction









Our US healthcare business gained 95 new contracts in 2002. These included The Fountains Retirement Communities, Inc. where a five-year agreement worth over $14 million per annum to provide dining services, is the largest of its kind in the for-profit senior living market.



Review of Operations
continued



Retail and Concession Catering
The airline industry has experienced significant set backs during the year as a result of the terrorist attacks in the USA on 11 September 2001, with much reduced traffic in the North American sector.

However, SSP has minimised the impact through prompt management action and close co-operation with airlines and airport partners. Forward projections for passenger growth remain strong, with the number of people travelling by air forecast to increase substantially during the next decade.

SSP has continued to perform well in the airport restaurants business with new contracts awarded to our teams in Sweden, Hong Kong, Thailand, Austria, Australia, Canada and Germany. In the UK, SSP won significant new business including a ten-year contract with Glasgow Prestwick International Airport worth a total of £3 million, and a ten-year contract to provide catering facilities at Leeds Bradford International Airport worth £4 million per annum, as well as business at Liverpool and Exeter airports. In Germany, SSP has been awarded a ten-year contract at Terminal C at Dusseldorf International Airport worth £3 million per annum and a seven-year contract for two new units at Hong Kong International Airport worth over £1 million per annum. In addition several contract extensions have been negotiated in Spain and Norway. The introduction of Group brands, particularly Upper Crust and Caffè Ritazza, has continued to play an important part in this growth.

The company also acquired a majority shareholding in the Cyprus-based Louis Catering. This has allowed SSP to enter – for the first time – markets in Cyprus and Greece, and the strategically important territories of Russia, Poland and Hungary.





In rail and other transport contracts, growth and consolidation have been maintained, through continued roll out and conversion to Group brands. This was supported by other initiatives such as the development with Marks & Spencer of their 'Simply Food' concept with a further 40 openings planned at UK stations.

In Brazil, improvements were made to a number of contracts using Group brands, including Upper Crust at Tiete bus station, São Paulo.

In Leisure and Hospitality, the Group continues to see good new business in a range of sectors and territories. In Australia, the Group gained the foodservice at Taronga Zoo in Sydney, a retail and leisure contract opened in February 2002 with annual sales of £3 million, and in Spain, new units were opened at the IFEMA exhibition centre.

moto

Select Service Partner

railgourmet


Launched vision and values training





Each year Moto sells enough Coca Cola to fill 266 Olympic-sized swimming pools. Our three million sandwiches use 280,000 loaves of bread. We make 15 cups of tea each minute and sell enough Mars bars to have a Mars a day for 1,350 years.



SSP has continued to develop its portfolio of convenience store concepts. The first Simply Food store in a railway station opened at London's Liverpool Street in November 2001 in collaboration with Marks & Spencer. The company now has four sites in the UK with a further 40 planned to open in 2003.





Rail Gourmet, acquired in March 2002, offers a new area of expertise – satisfying the growth in the high-speed train service market – with on-board foodservice operations in Spain, Switzerland, the UK, Belgium and Scandinavia.


moto
Every 100 miles



Motorways and Roadside
Moto is the largest operator of motorway service areas in the UK, with 48 sites in 34 locations.

As part of its continued effort to improve the customer experience, Moto has introduced new Motokids and Motobaby packages to make life easier for parents on the road. Organix baby food is now available free in most of Moto's Fresh Express restaurants, where a purpose-built baby feeding area features a microwave oven to heat baby food safely, and disposable bowls, cutlery and bottle warmers. Motobaby changing rooms, play areas for kids and pick 'n' mix five item meals complete the offer.



Review of Operations
continued

Education
Scolarest and Chartwells are leading international companies in the education market, meeting the needs of pupils and students, from pre-school infants, through primary and secondary school to higher education. All divisions worldwide have reported a strong performance in their education businesses.

North America
In the USA, Chartwells gained contracts with Louisiana State University; State University of New York – Purchase; Oakland University, Michigan; Winston-Salem/Forsyth County Schools, North Carolina; Indiana University – Purdue University Indianapolis (IUPUI) and Haverhill Public Schools with combined annual revenues of over $40 million.

These strong contract gains were supplemented by the acquisition in April 2002 of Bon Appétit. Bon Appétit has a strong reputation for high quality foodservice in the education, business and industry and concessions markets. Clients include Stanford University and the recently gained Massachusetts Institute of Technology.

UK
Scolarest is now the UK's leading education caterer, securing a number of multi-site contracts in the year including a seven-year, £5 million annual turnover contract to cater for schools across Bedfordshire. Other major new contracts included an £11 million annual turnover, two-year contract for schools in Essex and Scolarest also successfully retained a £4 million per annum three-year catering contract in Sandwell.

In the field of higher education, Scolarest won a £2 million annual turnover, ten-year contract with City University, London, and a ten-year, £1 million annual turnover contract with the University of North London.

In February, Compass Group acquired one of the UK's leading independent education specialists, Castle Independent, which operates a medium-sized portfolio of contracts throughout the UK. In June, Castle Independent was awarded a five-year contract worth £2 million in annual turnover by Brighton and Hove City Council to provide services to 64 schools in the area.

France
Scolarest has won a range of new contracts in the year including foodservice for state schools in Paris 12 ème arrondissement (2,000 meals per day), and in the cities of Noisiel (1,500 meals per day), Wasiers (600 meals per day) and Courcouronnes (1,400 meals per day).

Private education contract wins included Private School Groups of Sacré Coeur and Jeanne d'Arc Paray Le Monial (500 meals per day), Franklin Paris 16 ème (700 meals per day), Saint Laurent, Lagny (over 900 meals per day), Private School Group Saint Ursule, Caen (1,100 meals per day), Public Lycée Dessaignes, Blois (1,270 meals per day) and Lycée Saint Joseph, Thonon (1,000 meals per day).

Rest of World
Education contracts gained elsewhere in the world included foodservice in Chile at Junta Nacional de Auxilios Escolar y Becas, with annual sales of £2 million.



Scolarest

Chartwells



Compass Group companies place a high value on nutrition and balanced diet, particularly critical in the education sector where our Scolarest teams have their 'Eating with Dinosaurs' programme for students in school.



Great people, great service, great results

Preferred employer







Through Chartwells and Scolarest the Group operates in more than 30 countries – leading to an unrivalled understanding of foodservice in education.





The education sector brings the additional challenge of providing food that often brand-conscious students want to eat, whilst at the same time meeting the expectations of their parents for nutritious and varied diet.

Financial performance

New business gains of over £1.1 billion signed



Letheby & Christopher

Levy Restaurants





For the benefit of our clients, venuecollection.com was launched as an internet database featuring details of all the leisure venues operated by the Compass Group throughout the UK, from racetracks to Royal palaces.





Review of Operations
continued

Compass Group Canada won the World Youth Day contract worth $13 million over a two-week period in July. Some 3.5 million meals were served to around 450,000 young people at the event whose most distinguished guest was Pope John Paul II.













We cater for some of the world's largest sporting events at the most prestigious venues: the US tennis Open at Flushing Meadows; the Ryder Cup – on both sides of the Atlantic; test matches at the Sydney Cricket Ground; Rugby at Twickenham; and the Kentucky Derby at Churchill Downs.

Sports and Events

Through several high-profile subsidiaries, Compass Group provides top-quality catering for prestigious sporting, social and leisure events around the world.

North America

A highlight of the year was the 2002 Winter Olympic Games, and the Paralympic Winter Games, in Salt Lake City, Utah. Compass Group was the official catering services supplier for the Games, serving 3,500 residents of the Olympic Village as well as more than 125,000 people daily during the Games at nine competition venues and six non-competition venues spread over 5,000 square miles. More than 450 staff served – among other items – 400,000 hot dogs, 310,000 boxed meals, 38,000 gallons of soup and 34,000 gallons of hot chocolate.

Levy Restaurants successfully entered the NASCAR market in March with a 20-year deal to operate Finishline, the foodservice division of Speedway Motorsports. Annual turnover is projected to be $32 million. Levy will provide on-site foodservice and catering for all of Speedway Motorsports' racing events, daily operations, and minor league baseball contracts across the United States, as well as the Texas Motor Speedway Club. Combined annual attendance at all Speedway Motorsports events exceeds 3.5 million, with over 100,000 fans being served in corporate hospitality pavilions.

During the year Levy Restaurants was also awarded catering contracts at the Houston Arena and at Lambeau Field, home of the NFL's Green Bay Packers. The two contracts are worth $21 million annually. Levy has also recently signed a contract with Manchester United PLC.

UK

Letheby & Christopher won the contract to provide specialist catering services at six of the UK's most popular racecourses – representing turnover of £5.5 million per annum. This followed another prestigious contract win – to operate conference, banqueting and hospitality catering services at the Silverstone motorsport circuit in Northamptonshire. The three-year contract at the home of the British Formula 1 Grand Prix, is worth £3 million in annual turnover.

In February, Compass Group acquired leisure caterer P&C Morris, which manages a fleet of mobile catering units providing public catering services at major greenfield events, such as the Chelsea Flower Show. Following the branding of a number of the mobiles with key Group brands including Harry Ramsden's, Upper Crust and Little Chef, turnover increased by an average of 35%.

Corporate Social Responsibility

Compass Group has a passion for quality. We are proud of our people, brands and companies – and as we are proud of what we do, so we expect to be judged by our actions. We want each of our businesses to deliver levels of performance that cannot be matched by any of our competitors – to set the standards for others to follow.

These ambitions run throughout our business, and apply equally to human resource, social and environmental considerations, which are recognised throughout our strategy.

More detail is on our website, and is continually updated, so this is just a flavour of what we are working to improve upon.

As a global organisation Compass Group has an obligation to look beyond local and international standards to protect the long-term interests of all of our stakeholders. Compass Group therefore aims to set, promote and maintain high standards worldwide, which will ensure that we:

- recognise human resource, safety, health and environmental considerations as fundamental to our business strategy;
- value and respect the individuality and diversity that every employee brings to the business;
- make a positive contribution to the communities in which we operate;
- conduct business in an ethical manner, meeting national and international regulations as a minimum; and
- encourage our suppliers and partners to develop operational and community principles similar to our own.

Compass Group demonstrates an ongoing commitment to achieving these goals:

- Embrace diversity: Recognising, valuing and responding to the positive value of difference, Compass Group conducts formal diversity training in many countries. A statement of Compass Group equal opportunities policy is detailed on page 30. In 2002 our North American team won the Employer of Choice Award in training and education for its newly introduced 'Power of Many' diversity programme. This focuses on supporting employees' understanding of the role of diversity in the workplace and is followed up with the use of 37 metrics to assess its effectiveness post-training. The North American division is also represented on the Multicultural Foodservice Hospitality Alliance board and supports the Women's Foodservice Forum and the National Society of Minorities in Hospitality.
- Promote development and training: The Board actively encourages equality of employment, training and career development. We have a range of world-class training and development programmes in place, with personal development plans being established for all of our people. During the year a 'Good to Great' training programme has been launched across the Group designed to inspire our people at every level in the organisation to think about all our values in relation to the way in which they work. This is a major programme which will continue to be reviewed and improved as it is implemented to reach all of our employees. One area of specific focus is the provision of wholesome and safe food. Training and regular review of food handling and food safety are key metrics across the Group.
- Focus on employee satisfaction: Regular employee opinion surveys are conducted (alongside other metrics such as days lost due to sickness) to measure and improve employee satisfaction levels, leading to a spiral of continuous improvement. As a responsible employer, the Group looks to offer flexible working hours, childcare, job sharing and has parental leave policies in place.
- Place a priority on employee relations: The Group has established relationships and recognition agreements with many trade unions. Compass Group was one of the first major UK-based employers to introduce a European Works Council, founded in 1996, which brings employee representatives together with members of the Main Board. In recent years the CEC (Compass Group European Council), has played a key role in communication and consultation on policies including Equal Opportunities and Environment.
- Share in success: Compass Group has put in place programmes to engage our people at every level of the organisation by recognising and rewarding them for their efforts in achieving our goals. Tailored to local needs through the human resource teams, these initiatives include attractive privilege purchase programmes, stock purchase plans for all employees and share option plans for management (including top-performing unit managers).
- Win through teamwork: 'Be a Star' is the Group's recognition programme, first developed in North America, which now operates in many countries to recognise excellence at unit level.
- Demonstrate a passion for quality: Compass Group companies are passionate about the delivery of superior food quality and service – and recognise the importance of measurement – knowing that if you can't measure it, you can't manage it. This concern extends beyond our own companies. Our customers expect us to work with our suppliers to develop and adopt the same principles as we do in respect of food safety, working conditions, trading practices, health and safety and environmental protection.

In North America the Group has introduced a comprehensive Quality Assurance Standards and Solutions System. Supplier monitoring includes a third party audit to verify that manufacturing and distribution practices meet the required standards and that a reliable system is in place to prevent food hazards.

Compass Group complies as a minimum with all relevant legal and industry standards to provide a safe and healthy workplace. Performance is regularly measured through appropriate audits.







Our UK team have a health and food safety training partnership with the Institution of Occupational Safety and Health (IOSH – Europe's leading body for health and safety professionals), and almost 50,000 IOSH training packs and over 35,000 IOSH certificates have already been issued.



A commitment to improvement

Human resource, social and environmental issues.

Compass Group is establishing procedures throughout the supply chain, giving us more assurance over the credentials of the supply source.

Corporate Social Responsibility
continued

Compass Group is the world's largest foodservice and vending business. We operate in over 90 countries around the world – thousands of communities where we can have a high and positive impact as a good neighbour. By its very nature, our work has a relatively low impact on the environment – but we are not complacent as we have always recognised our obligations in this area and recognise that we can always improve upon what we do.

Environment
During the year the Group has ratified and implemented an environmental policy, details of which are on our website.

We have introduced initiatives to ensure that the way we do business is as environmentally friendly as possible. Stringent guidelines and policy requirements, often above those required by local regulations, have been set in businesses across the Group – including waste reduction and recycling, water and energy conservation (e.g. through the specification of environmentally friendly and efficient equipment – from cookers to cars), the use of environmentally friendly cleaning products, wide-ranging recycling and the efficient use of machinery and transport.

Often based on other organisations' premises it can be difficult to benchmark and then monitor change. However, we are working to improve our performance and we know we can help to make a difference. The Group will put information on its website as soon as it is able to make public its progress in these key areas.

The UK division has partnered with the leading environmental charity Environ to create a unique environmental awareness programme for our unit management. The programme contains eight modules which focus on practical actions that can be taken to save energy, reduce waste and prevent pollution. In 2003 this programme will be introduced across all of our business in Europe.

Community
Compass Group companies pride themselves on being good neighbours. We actively encourage our teams to be involved with their local communities using, whenever possible, their skills and the locations where they work to provide support to community initiatives. Such efforts are recognised through our 'Compass Group In the Community' programme, first established in 1996, where successful teams are rewarded and donations made to their nominated charities on a national, regional, divisional and global level.

The Eurest team in Chile received the Silver award for its work with Social Aid for the Underprivileged Remote Northern Communities. Joint Merit awards were made to Compass Group teams in South Africa for work with Sobantu Siyathuthuka Agricultural Project, and in the USA for a contribution to the East Lyne Public Schools Project in Connecticut. In Australia, one of the 2001 Silver award winners, Eurest, received further recognition as the recipient of the Prime Minister's National Employer of the Year Award for large businesses for its work with indigenous communities and ongoing support for people with disabilities in addition to two State Awards.

Fundraising for local charities by local people takes place across the Group on every day of the year. Just one example is from New Zealand where 52 of our on-site teams supported the Heart Foundation's National BBQ Day 2002 event. Customers were treated to a lunch to help raise money for heart disease and stroke – with great feedback from clients and customers.

The Board and senior management of Compass Group believe that we can make a real difference in the key areas of human resource, environmental, social, ethical and community performance. These are the areas where our 'can do' attitude is perhaps most clearly seen. Whilst we have the policies in place, we believe we achieve the greatest impact and commitment by encouraging and supporting our people to become fully involved at local level.

Compass Group has begun a journey towards being a great company to work for and with. I congratulate my colleagues across the world who are committed to making a difference, working closely with our clients, customers, employees and the wider community.



Clive Grundy
Group Human Resources Director



A journey towards being a great company

Great people, great service, great results

In the UK we have partnered with Environ (one of Europe's leading environmental charities) to develop an environmental awareness programme for our Unit Managers and employees.



In a UK pilot project with Environ, ten test sites reduced their total waste output by an annual equivalent of over 22 tonnes. We are currently evaluating the results from this test for wider implementation.



In 2002, the worldwide award and a total of £20,000 went to Select Service Partner (SSP) to donate to the Wythenshawe Education Action Zone (WyEAZ). Located just two miles from Manchester Airport this is the largest urban council estate in Europe, with academic achievement well below the national average.



Involving 40 members of staff in mentoring schemes and reading programmes, introducing work placements in SSP outlets for youngsters and raising over £1 million, the SSP team have made a great contribution to their local community where GCSE results have improved by 6%.





Directors, Senior Employees and Advisors


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17

Francis H Mackay (1)
Chairman
Appointed Chairman in July 1999 having joined the Group in 1986 as finance director. Appointed Group Chief Executive in 1991 and additionally Deputy Chairman in September 1994. He is Chairman of the nomination committee and non-executive Chairman of Kingfisher plc. Age 58.

Michael J Bailey (2)
Group Chief Executive
Appointed Group Chief Executive in July 1999 having been appointed to the Board in 1995. Joined the Group in 1993 to head up the Group's branded concepts team. Appointed Chief Executive Officer of the North American Division on the acquisition of Canteen Corporation in 1994. Previously he was Managing Director of Gardner Merchant UK and for six years President of its USA business. Age 54.

Andrew P Lynch FCA (3)
Group Finance Director
Appointed to the Board in January 1997 having previously been finance director of the UK Division and before that finance director of Travellers Fare Limited. He joined Compass Group in 1992. Age 45.

Alain F Dupuis (4)
Chief Executive Officer, Global Business
Appointed to the Board in September 1995. A founder of Ticket Restaurant in Belgium and previously Chief Executive Officer of Seafood Broiler (a Californian restaurant chain), National Cleaning Contractor (a building maintenance company in the USA) and Eurest International. Age 58.

Clive W P Grundy (5)
Group Human Resources Director
Appointed to the Board in October 2002 having joined the Group in 1985 initially as human resources director for the UK Division and subsequently held senior positions in operations and other functions. Took on Group-wide responsibility for human resources as a member of the Executive Committee in 1996. Age 51.

Peter E B Cawdron (6)
Deputy Chairman and Senior Independent Non-executive Director
Appointed to the Board in November 1993. Formerly a director of Grand Metropolitan Plc and is now a non-executive director of a number of companies, including Capita Group PLC, Johnston Press PLC, ARM Holdings PLC and Capital Radio PLC. He is Chairman of the audit and remuneration committees and is a member of the nomination committee. Age 59.

Peter H Blackburn (7)
Non-executive Director
Appointed to the Board in April 2002. He is Chairman of Northern Foods plc and is a non-executive director of SIG plc. He was until recently President of the Food and Drink Federation and was until 2001 Chairman and Chief Executive of Nestlé UK. He is a member of the audit, remuneration and nomination committees. Age 61.

Denis P Cassidy (8)
Non-executive Director
Appointed to the Board in June 1994. He is also a non-executive director of Forever Broadcasting plc and formerly Chairman of Satellite Information Systems, Newcastle United PLC, Liberty Public Limited Company, Ferguson International Holdings PLC and The Oliver Group plc. He is a member of the audit, remuneration and nomination committees. Age 69.

Valerie F Gooding (9)
Non-executive Director
Appointed to the Board in January 2000. She is Chief Executive of BUPA and a non-executive director of BAA plc. She was also formerly a director of Cable & Wireless Communications plc. She is a member of the audit, remuneration and nomination committees. Age 52.

Sven A Kado (10)
Non-executive Director
Appointed to the Board in April 2002. He is Chairman of Marsh & McLennan Holdings GmbH and was previously Chief Financial Officer at Nixdorf Computer AG, Chief Financial Officer at Dyckerhoff AG and senior advisor at Principal Finance Group/Nomura International. He is a member of the audit, remuneration and nomination committees. Age 57.

Chris D Bucknall* (11)
Group Chief Executive, Commercial Services
Involved in the management buyout of Compass Group in 1987 and in 1991, after a year at Norwest Holst, rejoined the company as Chief Executive of the catering operations, later becoming Group purchasing director. Joined Granada as Chief Executive of Granada Purchasing Ltd, rejoining Compass Group at the merger to be responsible for Group purchasing. Age 52.

Antoine E A Cau* (12)
Chairman and Chief Executive, Western Europe
Joined the Group on the merger with Granada having been Chief Executive of Forte Hotels. Joined Forte in 1998, prior to which he was President of Hertz International and Vice President of the Hertz Corporation where he spent 25 years. Age 54.

Don A Davenport* (13)
Chief Executive Officer, UK and Ireland
Appointed as UK Chief Executive Officer in July 2000, following the merger with Granada. He originally joined Granada through its acquisition of Sutcliffe in 1993. In 1996 he became Managing Director of Granada Hospitality and in 1998 he became Chief Executive of Granada Restaurants. Age 59.

Gary R Green* (14)
Chief Executive Officer, North America
Joined the Group in 1986 in a senior finance role in the UK Division. Became a UK divisional director in 1992 and moved to the USA in 1994 to be Chief Finance Officer of the Group's North American Division. Appointed to his current role on 1 July 1999. Age 45.

Marcel Jacobs* (15)
Chief Executive Officer, Northern and Central Europe
Joined the Group in December 1997 having previously spent 25 years in the Gardner Merchant/Sodexho organisation in a number of senior positions in Europe. Appointed to his current role on 1 July 1999. Age 57.

Miguel Ramis* (16)
Chief Executive Officer, Southern Europe, South America and Australasia
Joined the Group in September 1995 having previously managed the inflight catering business of Accor in Spain. Was appointed to his current role on 1 July 1999. Age 46.

Ronald M Morley FCCA* (17)
Secretary
Joined the Group in 1978 initially as an accountant. Appointed company secretary of a number of Group subsidiary companies in 1984 and Group company secretary in 1989. Age 50.

* Not directors of the company

Auditors
Deloitte & Touche
180 Strand
London
WC2R 1BL

Solicitors
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Stockbrokers
ABN Amro Group
250 Bishopsgate
London EC2M 4AA

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Financial Advisors
Schroder Salomon Smith Barney
Citigate Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registrars
Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU

Financial Review 2002 has been an excellent year for the Group despite difficult economies in many countries in which the Group operates. The Group has achieved strong turnover and profit growth and a significant increase in free cash flow generation.

Group Performance

The statistics below demonstrate the successful financial performance in 2002.

	2002	2001	Increase %
Turnover	£10,617m	£8,716m	22
Profit before interest, tax and depreciation*	£1,035m	£846m	22
Profit before interest and tax*	£805m	£676m	19
Profit before tax*	£654m	£583m	12
Basic earnings per share*	20.5p	19.8p	4
Free cash flow	£368m	£33m	1,015
Return on capital employed*	7.5%	7.3%	3

Goodwill amortisation and exceptional items are excluded from the above table where indicated*.

The significant year on year growth rates above are driven by strong organic growth and by the impact of acquisitions, including Seiyo Foods in Japan and Bon Appétit in North America.

Divisional performance

	2002	2001	Reported increase %	Like for like increase %
Turnover £m				
United Kingdom	3,160	2,877	10	6
Continental Europe & rest of the world	3,751	3,013	24	7
North America	3,706	2,826	31	7
Total	10,617	8,716	22	7
Operating profit £m				
United Kingdom	421	377	12	10
Continental Europe & rest of the world	191	153	25	9
North America	181	139	30	11
	793	669	19	10
Associates	12	7	71	–
Total	805	676	19	10
Operating margin %				
United Kingdom	13.3	13.1	+20bp	+50bp
Continental Europe & rest of the world	5.1	5.1	–	+10bp
North America	4.9	4.9	–	+10bp
Total	7.5	7.7	(20)bp	+20bp

Goodwill amortisation and exceptional items are excluded from the above table.

The divisional mix of the business has changed between 2001 and 2002 principally as a result of the acquisition activity in North America (including Morrison and Crothall in 2001 and Bon Appétit in 2002) and in Continental Europe and rest of the world (including Selecta in 2001 and Seiyo Foods in 2002). As a result of this, the proportion of the Group's turnover that is generated in the UK has reduced from 33% in 2001 to 30% in 2002. This change in mix explains why the overall reported margin for the Group moves down from 7.7% in 2001 to 7.5% in 2002 although each division's reported margin is either constant or improving.

The geographic and sector analyses of turnover for 2002 are shown in the charts at the top of page 25. The five-year track record is shown at the top of page 26.



The Group's three geographic regions have continued to grow their turnover both on a reported basis and on a like for like basis (excluding the effect of exchange rate movements and the impact of acquisitions and disposals). Turnover growth for the UK was 10% in total and 6% on a like for like basis. The like for like turnover increase has benefited from the inclusion of three hotels previously accounted for as assets held for resale which are now fully consolidated in the results and has been offset by fuel turnover growing at 1%. Without these two factors, like for like turnover growth in the UK was 5%. This growth rate has been achieved despite weakness in rail and air passenger numbers. Turnover growth in Continental Europe & rest of the world and in North America has been strong, with reported growth of 24% and 31% respectively and like for like growth of 7% in both divisions. The Group's 7% like for like growth in turnover has been achieved as a result of excellent new business, delivering 12% to the Group's like for like growth, strong contract retention rates across the Group averaging 95% and a similar year on year performance in the base business.

Operating profit in the UK has increased by 12% with the like for like operating margin increasing by 50 basis points. Synergies as a result of the Granada Compass merger in 2000 continue to be achieved and the Group is on track to deliver the £70 million per annum of synergies by 2003 predicted at the time of the merger.

Operating profits have continued to increase in Continental Europe & rest of the world and North America, with a like for like margin increase of 10 basis points in each division. Margin growth has again been delivered through food and beverage purchasing efficiencies and close control over other cost categories. Purchasing best practice, as established in the UK, is being extended across the Group which is anticipated to continue to drive margin gains across the North American and Continental Europe & rest of the world divisions.

Associates have contributed £12 million in 2002, principally from the Group's interest in Yoshinoya D&C in Japan. The Group reduced its interest in Yoshinoya D&C from the 24.7% stake acquired through the acquisition of Seiyo Foods on 30 January 2002 to 20.2% on 1 July 2002. This disposal generated proceeds of £31 million.

Net interest

Net interest for the year has increased from £93 million in 2001 to £151 million in 2002 resulting largely from increased borrowings following acquisitions made in 2001 and 2002. The average cost of funding (net of cash balances) for the year to 30 September 2002 was 5.5% (2001: 6%). Interest cover for 2002 was 5.3 times total operating profit before exceptional items and goodwill amortisation.


2002
Sector Analysis of Turnover
Business and Industry 34%
Defence, Offshore & Remote Site 5%
Healthcare 12%
Education 10%
Vending 10%
Concessions 18%
UK Roadside 11%


2002
Geographical Analysis of Turnover
UK 30%
North America 35%
France 8%
Germany 4%
Japan 3%
Netherlands 2%
Spain 2%
Rest of the world 16%

Profit before taxation

Profit before taxation, exceptional items and goodwill amortisation increased by 12% from £583 million to £654 million.

Taxation

The overall Group taxation charge is £138 million comprising a £175 million charge relating to ordinary activities and a £37 million exceptional credit. The overall taxation rate on ordinary activities is 26.7% of profit before exceptional items and goodwill amortisation. The Group adopted FRS 19 (Deferred Tax) for its 2002 results and has restated the comparatives in accordance with this accounting standard. A tax reconciliation of the rate for the year is included in note 7 to the financial statements. This reconciliation summarises the reasons why the Group's current tax rate of 18%, excluding deferred tax, is below the UK corporate tax rate of 30%. The main reasons are the utilisation of tax losses brought forward, the tax deductibility of part of the Group's goodwill and capital allowances in excess of depreciation.

The exceptional tax credit of £37 million comprises tax relief on exceptional charges of £5 million and £32 million of tax balances relating to the disposal of Forte Hotels being released as the provision is no longer required.

Earnings and dividends per share

Basic earnings per share on a reported basis, that is after exceptional items and goodwill amortisation, was 10.0 pence per share (2001: 6.6 pence). Basic earnings per share before exceptional items and goodwill amortisation for the year ended 30 September 2002 was 20.5 pence, an increase of 4% over 2001. Diluted earnings per share on a similar basis was 20.3 pence, up 4%. Both increases have been held back by the benefit to 2001's earnings per share of the inclusion of non-taxable imputed interest income in calculating earnings per share. Adjusting for this, the underlying increase in 2002's basic and diluted earnings per share before exceptional items and goodwill amortisation was 13%.

The recommended final dividend is 5.0 pence per share resulting in a total dividend for the year of 7.1 pence per share, an increase of 25%. This step change reflects the Group's confidence in its ability to continue to generate strong free cash flow. Dividend cover for 2002 was 2.9 times profit for the financial year before exceptional items and goodwill amortisation.

Exceptional items and goodwill amortisation

The exceptional item of £15 million relates to the final cost for the UK integration of Granada Restaurants of £5 million and the final £10 million cost of the commitment plan entered into at the time of the Granada Restaurants acquisition to retain senior employees.

The plan is payable in 9,610,685 Compass Group shares of which 8,580,997 had been issued by 30 September 2002.

The goodwill amortisation charge for the year was £257 million (2001: £205 million).

Acquisitions

A number of acquisitions were made in 2002 as the Group continued to pursue its goal of achieving market leading positions in its chosen geographic and catering sector markets. With the acquisition of 84.7% of Seiyo Foods for £206 million plus assumed net debt of £131 million, the Group gained a market leading position in the important Japanese foodservice marketplace. In the USA, the Group has acquired Bon Appétit on the West Coast for £114 million and Vendlink, a Vending business, for £28 million. In Continental Europe, the Group acquired Louis Catering, an Airport Restaurant business, for £28 million, Manpower Kantineservice for £22 million in Norway and the contract foodservice and on-board train businesses of Restorama/Rail Gourmet for £15 million.

In addition, the Group spent £158 million purchasing other small acquisitions. In total, acquisitions cost £571 million and the net assets acquired had a provisional fair value of £22 million, resulting in goodwill of £549 million. Details of the acquisitions are given in note 22 to the financial statements.

On 27 September 2002, the Group announced its agreement to acquire a 60% stake in Onama, based in Milan, Italy for €127 million. The consideration will be paid in cash on completion.

Disposals

At the start of the year, the Group had a net £75 million asset resulting from the disposal of the Forte Hotels division in 2001 comprising £200 million receivable and £125 million payable. The sale of the three remaining hotels, to which £145 million of the receivable related, was not concluded in 2002 and therefore the results of these hotels have been consolidated. The assets and liabilities of these hotels have been included in the appropriate balance sheet accounts, principally tangible fixed assets. Deferred initial consideration of £20 million has been received during the year and a final £35 million has been received since the year end. Costs and liabilities of £26 million were paid during the year. Remaining liabilities have been allocated to the appropriate balance sheet accounts and £32 million has been released to the profit and loss account as noted under Taxation above.

Financial Review
continued



4,214
4,815
5,770
8,716
10,617
1998
1999
2000
2001
2002
210
253
356
676
805
1998
1999
2000
2001
2002
40
91
50
33
368
1998
1999
2000
2001
2002
7.5
9.3
13.3
19.8
20.5
1998
1999
2000
2001
2002

Turnover
£m

Operating profit
£m

Free cash flow
£m

Basic earnings per share
Pence

The Group has received proceeds of £28 million from the disposal of CASA, an asset held for resale at the date of its acquisition by the Group. In addition, the Group has sold a number of marketable securities generating a further £62 million, £57 million in Japan, and sold a 4.5% stake in Yoshinoya D&C referred to above. In September 2002, the Group concluded a reorganisation of its corporate structure in Japan with Itochu Corporation agreeing to take a strategic 20% investment in Compass Group Japan, Seiyo Foods' parent company. The Group received £42 million from Itochu before the year end in part consideration for this investment, £35 million by way of a shareholder loan from Itochu. Subsequent to the year end, the Group has paid £36 million acquiring a further 13.7% of Seiyo Foods and received its final consideration of £4 million from Itochu. Seiyo Foods has also delisted from the Tokyo Stock Exchange on 17 October 2002.

Pensions

Actuaries to the Group's defined benefit pension arrangements, which are principally in the UK, continue to advise the Pension Trustees on the funding rates required by the Group. In total, the Group has charged £50 million to its profit and loss account, before tax, in respect of all pension arrangements and paid £51 million during the year to the various pension providers in order to enable the pension funds to fulfil their obligations.

Full disclosure in accordance with FRS 17 (Retirement Benefits) is provided in note 23 to the financial statements. This shows that, at 30 September 2002, there was an unprovided pension deficit, net of deferred tax, of £50 million. Had the Group adopted FRS 17, the charge to the profit and loss account, before tax, would have been £34 million, net of a one-off curtailment credit of £9 million.

Cash flow

There has been a significant increase in free cash flow with the generation of £368 million in 2002 compared to £33 million in 2001. This results from an improved net cash inflow from operating activities of £177 million on the previous year, a decrease in interest payments principally reflecting the receipt of the hotel disposal proceeds in 2001 and a decrease in tax payable. The 2002 free cash flow of £368 million represents a solid base for future growth.

Free cash flow has benefited from an improvement in working capital with an outflow of £28 million compared to £51 million in the previous year and paid £61 million (2001: £33 million) in respect of provisions for liabilities and charges, including £17 million paid by Seiyo Foods to settle pension liabilities at the date of acquisition. Interest payments absorbed a net £161 million compared to £245 million in 2001, the decrease principally reflecting the receipt of the hotel disposal proceeds during 2001.

Tax payments absorbed £42 million, a decrease of £57 million compared to 2001. The tax paid in 2002 of £42 million is significantly less than the current tax charge for the year of £116 million. The main reasons for this difference are items allowable for tax but which are not charged to the profit and loss account (for example, tax on allowable foreign exchange losses taken to the Consolidated Statement of Total Recognised Gains and Losses), the fact that the Group continues to adopt a prudent policy on recognising tax planning benefits and the impact of timing differences in various jurisdictions. These factors also broadly explain the reduction in tax paid between 2001 and 2002. The Group anticipates that its current tax payments will increase to 18% of profit before tax, exceptional items and goodwill amortisation by 2004.

Net capital expenditure absorbed £330 million compared to £325 million in 2001.

The Group has reinvested £384 million in capital expenditure during 2002, excluding £14 million purchased under finance lease contracts. The Group has in place stringent controls on capital expenditure which are monitored centrally. There are fixed authority limits in place at each subsidiary company and internal rate of return criteria which each project must achieve to obtain approval. The majority of the capital expenditure is of a project nature and is therefore discretionary.

Project expenditure totals approximately £255 million of which £93 million was invested in the UK, £89 million in Continental Europe and rest of the world and £73 million in North America.

In aggregate, maintenance capital expenditure of approximately £129 million was incurred in the year, including the replacement of catering and vending equipment in airports, stations and client premises and the purchase of office equipment and vehicles.

The payment of dividends absorbed £126 million. Acquisition payments were £406 million, comprising £395 million in respect of current year acquisitions (excluding £267 million of loans and finance lease obligations in the companies when acquired) and £11 million of deferred consideration and costs in respect of acquisitions made in prior years. Disposal proceeds and the sale of marketable securities generated £122 million in 2002 with shares issued raising £5 million. Exchange rate movements over the year on borrowings and cash denominated in foreign currencies reduced net debt by £6 million giving net debt as at 30 September 2002 of £2,702 million.

2002
Maturity profile of principal borrowings


Banks
Sterling Bonds
Yen Bonds
Euro Bonds
US Private Placements
1,200
1,000
800
600
400
200
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Year ending 30 September

Gearing

Gearing is not a key measurement ratio for the Group because of the effect of goodwill written off to reserves. Interest cover is regarded as a more relevant indicator of the Group's debt capacity and the Group has a medium term target of approximately five times profit before interest, tax, goodwill amortisation and exceptional items. This achieves an appropriate and efficient balance between the level of debt and the weighted average cost of capital. The ratio of net debt to market capitalisation of £5,919 million as at 30 September 2002 was 46%.

Financial instruments

Compass Group continues to manage its interest rate and foreign currency exposure in accordance with the policies set out below.

The Group's financial instruments comprise cash, borrowings, trade debtors and trade creditors which are used to finance the Group's operations. The Group also uses derivatives, principally interest rate and currency swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to minimise the Group's financial risks. Any changes to the policy are approved by the Board.

Liquidity risk

The Group finances its borrowings from a number of sources including the bank, public and US private placement markets. During 2002, Compass Group PLC established a Euro Medium Term Note (EMTN) program which was assigned credit ratings by Standard & Poor's of BBB+ and Moody's Investors Service of Baa1, consistent with the credit ratings on the Company's existing public debt. In order to extend the maturity profile of its borrowings and spread its sources of finance, the Group refinanced bank indebtedness by successfully issuing a seven year €600 million Eurobond and a ten year £200 million Eurobond using the EMTN program.

In addition, it also issued US$750 million of notes with maturities of five to ten years in the US Private Placement market. The maturity profile of the Group's principal borrowings at 30 September 2002 is shown above. Bank facilities of £2 billion mature in June 2003 and these will be refinanced ahead of that date. The Group's undrawn committed bank facilities at 30 September 2002 were £1,014 million.

Foreign currency risk

The Group's policy is to match its principal projected cash flows by currency to actual or effective borrowings in the same currency. As currency earnings are generated, they are used to service and repay debt in the same currency. For the period of the currency loans, therefore, there is an effective foreign currency hedge in real economic terms. Where necessary to implement this policy, currency swaps are taken out which, when applied to the actual currency liabilities, convert these to an effective amount borrowed by currency. A reconciliation of the 30 September 2002 actual currency liabilities to the effective amount borrowed is set out below.

Currency	Actual currency liabilities £m	Currency swaps £m	Effective amount borrowed £m
Sterling	791	(400)	391
US Dollar	1,102	58	1,160
Euro	464	298	762
Japanese Yen	248	0	248
Other currencies	460	0	460
Total	3,065	(44)	3,021

Analysed in notes 16 and 17 to the financial statements as		£m
Due within one year	– Bank loans	1,016
	– Loan notes	72
	– Bonds	129
Due after more than one year	– Bank loans	50
	– Loan notes	611
	– Bonds	1,143
Total		3,021

The borrowings in each currency give rise to foreign exchange differences on translation into sterling. As the borrowings are either less than, or equate to, the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of total recognised gains and losses rather than in the profit and loss account.

Overseas earnings streams are translated at the average rate of exchange for the year. Up to and including the year ended 30 September 2002, an amount of the foreign currency borrowings, equivalent to the budgeted post-tax foreign currency earnings for the year, is allocated as a hedge when the annual budget is set. The exchange differences on this element of the foreign currency borrowings are recorded in the profit and loss account, thereby effectively fixing the exchange rate for translating the earnings stream. However, with effect from the year ending 30 September 2003, the Group will not continue with this policy of allocating borrowings to hedge the profit and loss account translation. Accordingly, from 2003, overseas earnings streams will be translated at the actual average exchange rate for the year. This change aligns the Group's policy to International Accounting Standards which will be progressively introduced in the UK. Fluctuations in exchange rates have and will continue to give rise to translation differences. The business is, however, materially protected from any adverse economic or cash effects through the matching of cash flows to currency borrowings.


1,000
800
600
400
200
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

2002
Total shareholder return
pence
Compass Group
FTSE All Share Index

The total shareholder return for Compass Group comprises that of former Compass from 20 December 1988 to 26 July 2000, that of Granada Compass plc from 27 July 2000 to 1 February 2001, both adjusted to reflect the demerger from Granada Compass plc on 2 February 2001 and that of Compass Group PLC from 2 February 2001.

The FTSE All Share Index has been re-based to the former Compass share price at flotation in December 1988,as subsequently adjusted. Source: Datastream.

The table below sets out the exchange rates used for major currencies for translating the 2002 profit and loss account and closing balance sheet.

	2002 Translation rate	2002 Closing rate
Australian Dollar	2.63	2.89
Canadian Dollar	2.08	2.49
Danish Krone	12.16	11.82
Euro	1.63	1.59
Japanese Yen	184.56	191.45
Norwegian Krone	12.95	11.65
Swedish Krona	15.14	14.58
Swiss Franc	2.48	2.32
US Dollar	1.37	1.57

Interest rate risk
As detailed above, the Group has effective borrowings in a number of currencies and its policy is to ensure that, in the short term, it is not materially exposed to fluctuations in interest rates in its principal currencies. The Group implements this policy either by borrowing fixed rate debt or by using interest rate swaps so that at least 80% of the Group's projected debt is fixed for one year, reducing to 60% fixed for the second year and 40% fixed for the third year.

Return on capital employed
The Group has in the past made significant investments in expanding its activities both through reinvesting free cash flow back into the business by way of development capital expenditure and through targeted strategic acquisitions. Catering company acquisitions typically generate large amounts of goodwill as the investment is in contracts and people and not in tangible assets. Until 1997, the accounting policy was to write off goodwill directly to reserves with £2,132 million having been written off to reserves. Goodwill on acquisitions made after 1 October 1998 is being carried forward as an asset in the balance sheet and amortised through the profit and loss account over its effective useful life in accordance with FRS 10 (Goodwill and Intangible Assets). The economic value of goodwill acquired is therefore not fully reflected in the Group's net assets.

Adding back net debt, goodwill written off to reserves and goodwill amortised through the profit and loss account gives the capital employed in the business as at 30 September 2002 as detailed in the table below.

	£m
Net assets	2,831
Net debt	2,702
Goodwill written off to reserves	2,132
Goodwill amortised through the profit and loss account	497
Capital employed	8,162

The return achieved in 2002 on the average capital employed for 2002 is 7.5% after tax at the Group's effective tax rate of 26.7%.

With a weighted average cost of capital for the Group of approximately 7.2%, assuming a risk free rate of return of 4.7%, an equity risk premium of 4.0% and a Beta of 1.0, the Group is delivering a positive return on its investments. The Group's wide geographic and sector spread of contracts, which have a long average life, result in a high quality and consistency of earnings and cash flows. It is therefore well positioned to deliver further increases in return on capital employed.

European Monetary Union
The extensive preparation work undertaken to ensure that the business was capable of handling the Euro coins and notes on their introduction on 1 January 2002 proved successful.

Shareholder return
The market price of the Group's ordinary shares at the close of the financial year was £2.65. The chart above illustrates total shareholder return delivered by the Group from flotation in 1988 to date, compared with that of the FTSE All Share Index over the same period.

Going concern
After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Summary
We manage the Group on sound and prudent accounting principles and will continue to do so. This approach ensures that the Group has a firm financial platform for continuing long term growth in earnings, free cash flow and dividends.



Andrew P Lynch
Finance Director

2002 Accounts

Contents

30 Directors' Report
32 Corporate Governance
33 Remuneration Committee's Report
38 Directors' Responsibilities
39 Auditors' Report
40 Consolidated Profit and Loss Account
41 Consolidated Statement of Total Recognised Gains and Losses
41 Reconciliation of Movements in Consolidated Shareholders' Funds
42 Consolidated Balance Sheet
43 Company Balance Sheet
44 Consolidated Cash Flow Statement
45 Notes to the Consolidated Cash Flow Statement
47 Notes to the Financial Statements
69 US Dollar and Euro Consolidated Profit and Loss Account under UK Accounting Principles
70 US Dollar and Euro Consolidated Balance Sheet under UK Accounting Principles
71 Notice of Annual General Meeting
72 Shareholder Information

Directors' Report

The directors present their annual report and the audited financial statements for the year ended 30 September 2002.

Activities, results and future prospects
The Group's trading results, future prospects and operating company activities are described in detail in the Chairman and Chief Executive's report, the review of operations, the financial review and the financial statements.

Directors
Peter H Blackburn and Sven A Kado were appointed directors of the Company on 10 April 2002. Clive W P Grundy was appointed a director of the Company on 1 October 2002. They each retire in accordance with the Company's Articles of Association and being eligible offer themselves for election. In accordance with the Company's Articles of Association, Peter E B Cawdron and Andrew P Lynch retire from the Board by rotation and being eligible offer themselves for re-election.

Directors' interests
Details of the interests of the directors holding office at the end of the year in the ordinary share capital of the Company are set out within the Remuneration Committee's Report on pages 33 to 37. None of the directors had any interests in the shares of any of the Company's subsidiaries at any time during the year. None of the directors had a material interest in any contract of significance with the Company or any of its subsidiary undertakings during the year.

American Depositary Receipts
The Company has a level 1 American Depositary Receipts programme ("ADR") in the USA with the Bank of New York. Each ADR represents one ordinary share and trades over the counter. The ADR programme does not require the Company to seek a listing in the USA.

Dividends
A final dividend on the ordinary shares is proposed for the year ended 30 September 2002 of 5.0 pence per share which together with the interim dividend paid of 2.1 pence per share makes a total for the period of 7.1 pence per share (2001: 5.7 pence per share). The final dividend will be paid on 4 April 2003 to shareholders on the register at the close of business on 7 March 2003. The shares will be quoted ex-dividend from 5 March 2003.

Payments to suppliers
The Group's policy and procedure which is internally rather than externally set in relation to all its suppliers is to settle the terms of payment with those suppliers when agreeing the terms of each transaction. The Group will abide by those terms provided that it is satisfied that the supplier has supplied the goods or services in accordance with the agreed terms and conditions. The number of days' purchases outstanding for payment by the Group as at 30 September 2002 was 56 days (2001: 58 days).

Substantial shareholdings
As at 3 December 2002 the Company had received notifications from the following institutions of interests of themselves and their clients of 3% or more in the issued ordinary share capital of the Company (numbers of shares and percentage interests are as at the notification dates).

	Shares	%
The Capital Group Companies Inc	89,118,387	3.99
Artisan Partners Limited Partnership	67,249,609	3.01

A profile of shareholdings is set out on page 72.

Political and charitable donations
Charitable donations for the year amounted to £1,376,000. There were no donations for political purposes.

Employees
The Group is committed to an active policy of equal opportunity from selection and recruitment, through training and development, appraisal and promotion to retirement.

The policy promotes an environment free from discrimination, harassment and victimisation where all employees can receive equal treatment regardless of gender, colour, ethnic or national origin, disability, age, marital status, sexual orientation or religion.

The policy gives full and fair consideration to the recruitment of disabled persons. Where disabled persons are employed their training, including retraining for alternative work of employees that become disabled, and development for promotion are encouraged and assisted. Expert advice is taken on the needs of disabled employees and special equipment is provided where appropriate.

Group personnel policies ensure that all employees are made aware on a regular basis of the Group's policies, programmes and progress. Extensive use is made of briefing meetings, in-house magazines, notice boards and other communications channels including Mercury, the Group's global intranet. Mercury facilitates the capturing and sharing of information and knowledge and provides an important link to the Group's employees worldwide. The Company operates a range of employee share schemes and they are described in the Remuneration Committee's Report on pages 33 to 37.

Environment
Information relating to the Company's responsibilities towards the environment is given on pages 18 to 20.

Auditors
A resolution for the re-appointment of Deloitte & Touche as auditors to the Company will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting
The Annual General Meeting will be held on Friday 14 February 2003 at 11.00am in the Fleming Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. An explanation of the special business to be considered at the meeting is set out on the next page.

Disapplication of pre-emption rights (Resolution 11)
The directors' authority pursuant to section 95 of the Companies Act 1985 to issue equity securities for cash as if section 89 of the Companies Act 1985 does not apply expires at the conclusion of the forthcoming Annual General Meeting. The directors consider it appropriate for a further authority to be granted and to remain in force up to the conclusion of the Annual General Meeting to be held in 2004 or 13 May 2004 if earlier. Accordingly Resolution 11 which will be proposed as a Special Resolution is to give the directors authority to issue ordinary shares for cash to holders of ordinary shares on a pre-emptive basis subject to special arrangements relating to fractional entitlements or practical problems. In addition, the directors will be authorised to issue ordinary shares for cash otherwise than on a pre-emptive basis up to an aggregate nominal value of £11 million, representing approximately 5% of the Company's issued ordinary share capital as at 3 December 2002.

Authority to purchase own shares (Resolution 12)
The Company's authority pursuant to section 166 of the Companies Act 1985 to make market purchases of its own shares also expires at the conclusion of the forthcoming Annual General Meeting. Accordingly Resolution 12, which will be proposed as a Special Resolution, is to give the Company authority to re-purchase up to 223,489,939 ordinary shares representing 10% of the Company's issued ordinary share capital as at 3 December 2002. Any purchases of shares would be made at prices of not less than 10 pence and not more than 5% above the average values for the ordinary shares for the five business days preceding the purchase. The directors have no present intention of exercising such authority and would only purchase shares if in their opinion the expected effect would be to benefit shareholders generally.

By Order of the Board

Ronald M Morley
Company Secretary
3 December 2002

Corporate Governance

The Board confirms that throughout the year the Company has complied fully with all the provisions of Section 1 of the Combined Code, with the exception of directors' service agreements which were amended during 2002 and are explained on page 34 of the Remuneration Committee's Report. Following amendments to directors' service agreements, the Board confirms that the Company is now fully compliant with all the provisions of Section 1 of the Combined Code. This statement describes how the principles of corporate governance set out in the Combined Code have been applied within the Company.

The Board

The Board comprises five executive and five independent non-executive directors. The roles of Chairman and Chief Executive are separate and clearly defined. Non-executive directors are a source of strong independent advice and judgement and bring considerable knowledge and experience to the Board's deliberations. Brief biographical details of the directors are given on pages 22 and 23 and all directors will offer themselves for re-election at least every three years.

The Board meets regularly throughout the year to review performance against pre-agreed budgets and it has a formal schedule of matters reserved for its decision, covering overall strategy, acquisition and divestment policy, treasury policy, authorising major expenditure and planning for the succession of senior executives. To enable the Board to perform its duties all directors have full access to all relevant information and to the services of the Company Secretary. There is an agreed procedure whereby directors wishing to take independent advice in the furtherance of their duties may do so at the Company's expense.

The Board has established certain committees to which it has delegated specific responsibilities as described below.

Executive Committee

The Executive Committee comprises the executive directors and key senior managers, brief details of whom are given on pages 22 and 23. The Committee normally meets monthly and is responsible for implementing Group policy, day to day management, monitoring business performance and reporting on these areas to the Board.

Remuneration Committee

The Remuneration Committee comprises all the non-executive directors, is chaired by Peter E B Cawdron and meets as required during the year. The terms of reference for the Committee are detailed in the Remuneration Committee's Report set out on pages 33 to 37.

Nomination Committee

The Nomination Committee is chaired by Francis H Mackay and comprises in addition all the non-executive directors. The Committee meets as necessary and is authorised to make recommendations to the Board on new appointments of executive and non-executive directors. Appropriate training is available to all directors on appointment and on an ongoing basis if required.

Audit Committee

The Audit Committee also comprises all the non-executive directors, is chaired by Peter E B Cawdron and meets at least three times a year. The Committee reviews the effectiveness of internal controls and the Company's interim and annual financial statements before submission to the Board for approval. The Committee also undertakes regular reviews of the performance of the external auditors. Following a recent review the Committee confirms that it is entirely satisfied with the level of fees, independence and objectivity of Deloitte & Touche. Accordingly a resolution for the re-appointment of Deloitte & Touche as auditors to the Company will be proposed at the forthcoming Annual General Meeting.

Relations with shareholders

The Board attaches high importance to maintaining good relationships with shareholders. The main focus of dialogue is with the Company's institutional shareholders to which regular presentations are made within the limits imposed by the Listing Rules. Additional forms of communication include the interim and preliminary results presentations and the Annual General Meeting which the Board considers to be a primary opportunity to communicate directly with the Company's many private shareholders. All members of the Board will normally attend the Annual General Meeting. Shareholders will be invited to ask questions at the meeting itself and will be given the opportunity to meet the directors informally. Notice of the Annual General Meeting together with any related documents will be mailed to shareholders at least 20 working days before the meeting and separate resolutions will be proposed on each substantially different issue. The level of proxy votes cast and the balance for and against each resolution will be announced to the meeting following voting by a show of hands.

Internal control

The Company, as required by the UK Financial Services Authority, has complied with the Combined Code provisions set out in Section 1 of the Code on internal control having established the procedures necessary to implement the guidance on internal control issued by the Turnbull Committee and by reporting in accordance with that guidance.

In applying the principle that the Board should maintain a sound system of control to safeguard shareholders' investment and the Company's assets, the Board recognises that it has overall responsibility for ensuring that the Group maintains a system of internal control to provide reasonable assurance regarding effective and efficient operations, internal control and compliance with laws and regulations. It recognises that such a system can provide only reasonable and not absolute assurance against material misstatement or loss.

Formal risk management procedures have been in place throughout the year ended 30 September 2002 and those procedures involve ongoing analysis, evaluation and management of the key risks to the Group. The Group's system of internal control, including the mechanism by which the directors routinely review the effectiveness of the system of internal control and risk management, includes the following:

- Regular meetings of the Board, Executive and Audit Committees, the responsibilities of which are set out above;
- Quarterly reviews by the Executive Committee of detailed risk management reports prepared by the operating divisions. Such reports cover key risks and include updates of agreed actions arising from previously reviewed quarterly reports. The Executive Committee presents its own detailed risk management report to the Group Board twice a year;
- A process beginning in January each year with the Group Board and the Executive Committee meeting to approve short term and medium term strategies followed by regular reviews throughout the year;
- Approval and regular reviews of annual budgets;
- Monthly reviews by the Executive Committee of key financial and non-financial business performance indicators of the Group's operating divisions;
- Strict internal financial controls covering capital expenditure – together with post-investment performance reviews – and treasury operations;
- Clearly defined organisation structures and appropriate delegated authorities for executives throughout the Group; and
- Group-wide policies, standards and procedures relating to key business activities.

In addition, the directors confirm that they have conducted a specific annual review of the effectiveness of the Group's system of internal control and risk management in operation during the period up to the date of this annual report.

Remuneration Committee's Report

This report has been prepared by the Remuneration Committee on behalf of the Board for submission to shareholders. In so doing, the provisions of schedule B to the Combined Code annexed to the Listing Rules of the UK Listing Authority have been followed.

A resolution approving the Remuneration Committee's report will be proposed at the forthcoming Annual General Meeting.

Remuneration Committee members
The Remuneration Committee is comprised entirely of the independent non-executive directors and meets as required during the year and at least twice a year. The members of the Remuneration Committee are:
Peter E B Cawdron, Chairman
Peter H Blackburn
Denis P Cassidy
Valerie F Gooding
Sven A Kado

Remuneration Committee responsibilities
The Remuneration Committee provides advice and recommendations to the Board regarding the Company's framework for executive remuneration and its duties include:
- monitoring the remuneration policies applied in the Group having regard to relevant market comparisons and practice;
- considering and determining the remuneration arrangements (including bonuses, pension rights, service contracts and compensation payments) of executive directors of the Company. Its approach is consistent with the Group's overall philosophy that all staff should be competitively rewarded;
- considering and where appropriate ratifying the remuneration arrangements (including bonuses, pension rights, service contracts and compensation payments) of senior executives of the Group;
- ensuring that the remuneration policy and the Group's practices for executive directors facilitate the employment and motivation of top quality personnel and adequately reward individual contributions made to the Group while at the same time remaining appropriate in terms of the Group's performance;
- seeking advice from independent remuneration consultants for the purpose of establishing the Group's market position or exploring particular aspects of remuneration; and
- monitoring the Group's employee share schemes in relation to legislative and market developments and determining within the overall remuneration policy the level of options or awards under such schemes.

Policy
The Company has given full consideration to the principles of and has complied with the provisions of the Combined Code on directors' remuneration.

A strategic aim is to align as closely as possible the interests of employees and shareholders. This is achieved by attracting, training, developing and retaining talented staff at all levels throughout the Group underpinned by the provision of highly competitive salaries and benefits to all employees.

Individual salary, bonus and benefit levels for executive directors and other senior executives are reviewed annually by the Remuneration Committee and are determined by reference to a range of criteria including:
- personal performance;
- level of responsibility;
- the performance of the Group relative to its competitors;
- the practice of other listed companies, in particular those operating in service sectors; and
- the appropriate mix between short and long term incentives.

Remuneration packages
The remuneration package for executive directors comprises short term and longer term benefits, post retirement benefits and share options. The Remuneration Committee has taken external advice from Hay Management Consultants to help ensure the appropriateness of these benefits. This advice is taken not only at the inception of the benefits but is updated on a regular basis. Hay do not provide other consultancy advice to the Group. In addition, the Remuneration Committee takes advice where appropriate from the Group's Company Secretarial and Human Resources functions.

Short term benefits comprise annual salary, provision of a company car, life assurance, medical expenses insurance and an annual performance-related bonus.

The level of bonus under the annual performance-related bonus for the year ended 30 September 2002 was determined by the Remuneration Committee on the basis of criteria established to encourage performance in a manner that the Remuneration Committee considered would contribute most to increasing shareholder value.

Performance targets are set at the beginning of a financial year and are currently set for the following separate criteria:
- like for like profit growth;
- like for like turnover growth;
- return on capital; and
- cash flows.

These targets are set with a view to maximising shareholder returns.

Consideration is also given to performance which will lead to benefits in the longer term such as customer and client satisfaction, preferred employer status and financial performance.

The maximum bonus payable has been capped at 75% of base salary (125% for the Chief Executive). It is payable either in cash or half in cash and half in shares at the executive director's option. If shares are chosen and are held for three years and the executive director continues to be employed by the Group, in three years time those shares will double. No elections as to cash or shares have yet been made and therefore the full amount is included as bonus within the remuneration table on page 35 of this report. In 2003 it is intended to increase the maximum bonus opportunity by 100% of base salary for performance considerably in excess of target figures in the above areas.

Long Term Incentive Plan ("LTIP")
Eligible employees including executive directors are able to participate in the LTIP.

The objectives of the LTIP are to:
- align the interests of executives with those of shareholders by making a significant part of the remuneration dependent on the success of management in delivering superior returns to shareholders; and
- ensure that the total remuneration package is sufficiently competitive in the relevant markets to attract and retain high-calibre executives.

Key features of the LTIP are:
- a maximum annual award of 75% of annual base salary for all executive directors payable in shares; and
- conditional awards made to participants and expressed in terms of a number of shares in the Group. The release of shares to participants will depend upon the achievement of the performance measures set out below.

Performance measures are:

- total shareholder return (TSR) relative to the FTSE 100 companies at the beginning of the relevant three-year performance period. The FTSE 100 has been used as a comparator because there are no obvious individual companies to use as a comparator group. TSR is the aggregate of share price growth and dividends paid (assuming reinvestment of those dividends in Compass Group shares during the three-year period). A TSR graph is shown in the Financial Review;
- 100% of the award will vest if TSR performance is in the top quartile and 40% of the award will vest if performance is at the median. Where performance is between the 50th and 25th percentiles awards will vest on a straight line basis between the 40% and 100% applicable to median and top quartile performances. No awards will vest if the Company's performance is below the median; and
- awards will not vest unless earnings per share increase over the three-year period by more than the Retail Price Index (RPI).

Share Option Plan ("Option Plan")
Details of share options held by executive directors are set out on page 37 of this report. Options may normally be exercised between the third and tenth anniversaries of the date of grant after which they will lapse.
The exercise of options under the Option Plan for employees beneath executive director level is subject to a performance condition that annualised earnings per share must exceed the growth in the RPI (average real EPS growth) by an average of at least 3% per annum in a three-year period between the dates of grant and exercise. Options granted to executive directors have a more stringent performance condition attached and will not normally be exercisable in full unless average EPS growth over the same period exceeds 12% per annum. This performance condition is amongst the most demanding set by any FTSE 100 company and applies to all executive directors. These options will be exercisable on a sliding scale where average EPS growth is between 6% per annum (at which point one-third of the shares under option will become exercisable) and 12% per annum. Where EPS growth is less than 6% per annum no options will be exercisable. If Travelodge and Little Chef are disposed of in 2003, the calculation of EPS growth for 2003 will exclude the results of that business.

Savings-Related Share Option Schemes
The Company operates within the UK an SAYE scheme which is open to all UK employees and is linked to a monthly savings contract over three and five year periods. Options have been granted to scheme participants at 80% of the prevailing market price. Similar arrangements have been introduced in various countries including the USA, Canada, Mexico, Australia, New Zealand, South Africa, Austria, Belgium, Chile, Cyprus, Denmark, Eire, Finland, Germany, Luxembourg, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland and Turkey.

Management Share Option Plan
Only employees at levels below that of executives currently eligible to participate in the Company's Executive Share Option Plan, described above, are permitted to participate in the Management Share Option Plan. Options are granted on the basis of pre-grant performance and may normally be exercised between the third and tenth anniversaries of the dates of grant after which they will lapse. There is a potential population of 30,000 eligible employees and it is intended to restrict annual option grants to the top performing 20% of such eligible employees. The first grant of options under the plan will be made during December 2002 and some 1,000 eligible employees will be granted options over a total of approximately one million shares.

Not more than 10% of the share capital may be issued as new shares under the combined schemes referred to above, but where possible new shares are used. Levels of grant under the schemes can be seen in note 20 in the financial statements. The UK SAYE Scheme and Management Share Option Plan have been approved by the Inland Revenue.

Retirement Benefits
Benefits arising under the Compass Group Final Salary Pension Plan will be provided to the maximum permitted under Inland Revenue regulations. Any benefits promised in excess will be paid directly by the Company to the member on retirement.

With the exception of Michael J Bailey and Alain F Dupuis, the executive directors participate in the Compass Group Final Salary Pension Plan.

The Company has given Michael J Bailey an unfunded pension promise in the US to provide for a level of benefit broadly similar to that applying to UK executive directors. For retirement at the age of 55 the pension payable would be equal to the accrued pension entitlement which as at 30 September 2002 amounted to $580,000 per annum.

Alain F Dupuis participates in a defined contribution pension scheme to provide for a level of benefit broadly similar to that applying to UK executive directors. Employer contributions for the year ended 30 September 2002 amounted to £593,410.

Non-executive directors are not members of any Company pension arrangement.

The UK Pension Plan provides benefits to executive directors as follows:

Normal retirement age	60
Accrual rate	1/30th per annum (earlier periods of membership provide for accrual at lower rates)
Pensionable pay	Annual basic salary
Spouse's pension	50% of prospective pension
Child allowance	12.5% of prospective pension per child
Early retirement	With Company consent from age 55 without actuarial reduction
Pension increase after retirement	5% or RPI if lower, with a guaranteed minimum of 3% per annum
Contribution basis	Non-contributory
Life assurance	4x pensionable pay

No element of remuneration other than annual basic pay is pensionable.

Directors' service agreements
During the year the Remuneration Committee conducted a thorough review of each executive director's service agreement taking into account the recommendations of the Combined Code and best practice generally. Following that review each of the executive directors now has a service agreement that provides for a rolling 12 months' notice period. The change in length of notice periods did not give rise to payment of any compensation to any of the executive directors so affected.

In the event of the termination of employment of any director by the Company, legally appropriate mitigation factors would be taken into account in any compensation that may be payable. Non-executive directors do not have service agreements.

External non-executive directorships
External appointments provide directors with valuable experience beneficial to the Company. Such appointments are subject to the approval of the Board and the directors are normally restricted to one appointment each for which they may retain any fees.

Directors' Pension Benefit Name of Director	Age at 30 Sep 2002	Years of service at 30 Sep 2002	Increase in accrued pension during year £000	Accumulated total accrued pension at 30 Sep 2002 £000
Francis H Mackay	57	16	188	564
Andrew P Lynch	45	13	30	193

(i) The pension entitlement set out above is that which would be paid on retirement based on service to the end of the year.
(ii) The benefits set out above do not reflect those secured by any additional voluntary contributions paid by the directors.
(iii) The calculation of increase in accrued pensions during the year is net of inflation at 3%.

Directors' Remuneration

The aggregate remuneration of the individual directors of Compass Group PLC for the year ended 30 September 2002 was as follows:

Name of Director	Salary £000	Benefits £000	Annual Performance-Related Bonus £000	Total 2002 £000	Total 2001 £000
Executive					
Francis H Mackay	850	52	638	1,540	1,204
Michael J Bailey*	850	160	1,062	2,072	1,759**
Alain F Dupuis	375	40	281	696	567
Andrew P Lynch	450	38	337	825	629
Non-Executive					
Peter H Blackburn	16	–	–	16	–
Denis P Cassidy	36	–	–	36	33
Peter E B Cawdron	75	–	–	75	70
Valerie F Gooding	36	–	–	36	33
Sven A Kado	20	–	–	20	–
Total	2,708	290	2,318	5,316	4,295

* Highest paid director.

** This figure has been increased by £422,302 from last year's reported figure. This represents the market value of an interest in 81,212 Compass shares acquired by Michael J Bailey on 25 March 2002 in connection with the element of his annual bonus for the financial year ended 30 September 2001 which was taken in shares.

The maximum number of shares to be allocated to the directors under the LTIP, all for nil consideration, are as follows:

	As at 30 Sep 2001 Number	Granted in the year Number	Shares issued Number	Shares issued *** Value £000	As at 30 Sep 2002 Number	Vesting dates Dec 2003 Number	Vesting dates Dec 2004 Number
Francis H Mackay	1,065,230	134,350	858,020	4,136	341,560	207,210	134,350
Michael J Bailey	770,334	134,350	581,959	2,805	322,725	188,375	134,350
Alain F Dupuis	353,755	59,275	283,115	1,362	129,915	70,640	59,275
Andrew P Lynch	351,963	71,130	271,231	1,307	151,862	80,732	71,130

This entitlement to shares under the LTIP is subject to achieving the very demanding performance conditions referred to in the LTIP section on page 34. They are maximum entitlements. The actual number of shares awarded (if any) will depend on these performance conditions being achieved.

*** The share price used for this calculation was the share price at the time of issue: 482 pence for Francis H Mackay, Michael J Bailey and Andrew P Lynch and 481 pence for Alain F Dupuis.

The Chairman was in addition awarded on 30 September 2001 a bonus of 300,000 shares as disclosed in last year's annual report. The award was based on performance-related criteria and the shares will vest on 30 September 2004.

Commitment Plan
The Commitment Plan was a one-off staff retention plan under which awards were made in 2000. The shares issued in the year related to these awards and were disclosed in the 2001 Annual Report. No further awards will be made.

Name of Director	Number of commitment plan shares issued	Date issued	Value on date of entitlement (27 Jan 2002) £000
Francis H Mackay	751,939	25 February 2002	3,775
Michael J Bailey	856,556	25 February 2002	4,300
Alain F Dupuis	370,096	22 February 2002	1,858
Andrew P Lynch	381,271	25 February 2002	1,914

This table shows details of shares issued under the terms of the Commitment Plan for nil consideration. The shares issued are included in the table of directors' interests shown below.

The value has been calculated using the share price at the date of entitlement, 502 pence.

Directors' interests in the shares of Compass Group PLC
The interests, as defined by the Companies Act 1985, of the directors, their spouses and minor children in the ordinary shares of 10 pence each of the Company were as follows:

	30 Sep 2002	30 Sep 2001 (or date of appointment if later)
Francis H Mackay	3,156,998	1,332,575
Michael J Bailey	2,130,067	451,150
Peter H Blackburn	5,000	–
Denis P Cassidy	26,168	26,168
Peter E B Cawdron	11,600	11,600
Alain F Dupuis	886,219	233,008
Valerie F Gooding	5,001	2,619
Sven A Kado	12,500	–
Andrew P Lynch	682,056	28,626

There were no changes in the interests of the directors, their spouses and minor children between 30 September 2002 and 3 December 2002.

Included in the above table are ordinary shares issued for nil consideration on 22 February 2002 linked to the Savings-Related Share Option Scheme (described in note 20 of last year's annual report) as follows: Francis H Mackay 1,568 and Andrew P Lynch 928.

Compass Group share prices
The mid-market prices of the Company's ordinary shares on 28 September 2001, 22 February 2002, 25 February 2002, 25 March 2002 and 30 September 2002 were 474.5 pence, 481 pence, 482 pence, 520 pence and 265 pence respectively. During the period the market price of the Company's ordinary shares ranged between 251 pence (23 September 2002) and 527 pence (23 November 2001).

The following is an analysis of options over ordinary shares in Compass Group PLC held by directors as at 30 September 2002.

Exercise period	30 Sep 2001	Granted during the year	Exercised during the year	Released during the year	30 Sep 2002	Exercise price (pence)
Francis H Mackay						
12 July 1998 – 11 July 2002	367,000	–	–	367,000	–	105.7
16 May 1999 – 15 May 2003	367,000	–	–	–	**367,000**	143.9
29 September 2002 – 28 September 2009	596,375	–	–	–	**596,375**	316.1
13 September 2003 – 12 September 2010	1,101,000	–	–	–	**1,101,000**	371.6
1 September 2006 – 28 February 2007	3,870	–	–	–	**3,870**	436.0
	2,435,245	–	–	367,000	**2,068,245**	
Michael J Bailey						
28 April 1997 – 27 April 2004	162,019	–	–	–	**162,019**	79.5
12 July 1998 – 11 July 2002	220,200	–	–	220,200	–	105.7
16 May 1999 – 15 May 2003	220,200	–	–	–	**220,200**	143.9
29 September 2002 – 28 September 2009	734,000	–	–	–	**734,000**	316.1
13 September 2003 – 12 September 2010	1,101,000	–	–	–	**1,101,000**	371.6
19 September 2004 – 18 September 2011	1,000,000	–	–	–	**1,000,000**	430.0
23 May 2005 – 22 May 2012	–	500,000	–	–	**500,000**	422.0
1 September 2007 – 28 February 2008	–	4,925	–	–	**4,925**	336.0
30 September 2005 – 29 September 2012	–	185,000	–	–	**185,000**	292.5
	3,437,419	689,925	–	220,200	**3,907,144**	
Alain F Dupuis						
29 September 2002 – 28 September 2009	275,250	–	–	–	**275,250**	316.1
13 September 2003 – 12 September 2010	458,750	–	–	–	**458,750**	371.6
19 September 2004 – 18 September 2011	250,000	–	–	–	**250,000**	430.0
23 May 2005 – 22 May 2012	–	300,000	–	–	**300,000**	422.0
30 September 2005 – 29 September 2012	–	111,000	–	–	**111,000**	292.5
	984,000	411,000	–	–	**1,395,000**	
Andrew P Lynch						
16 May 1999 – 15 May 2003	128,450	–	–	–	**128,450**	143.9
22 January 2000 – 21 January 2004	183,500	–	–	–	**183,500**	180.9
16 May 2000 – 15 May 2004	146,800	–	–	–	**146,800**	179.2
29 September 2002 – 28 September 2009	284,425	–	–	–	**284,425**	316.1
13 September 2003 – 12 September 2010	550,500	–	–	–	**550,500**	371.6
19 September 2004 – 18 September 2011	350,000	–	–	–	**350,000**	430.0
1 September 2004 – 28 February 2005	2,221	–	–	–	**2,221**	436.0
23 May 2005 – 22 May 2012	–	350,000	–	–	**350,000**	422.0
30 September 2005 – 29 September 2012	–	129,500	–	–	**129,500**	292.5
	1,645,896	479,500	–	–	**2,125,396**	

On 4 July 2002 Francis H Mackay and Michael J Bailey released options over 367,000 and 220,200 shares respectively and the Compass Group Employee Benefit Trust Number 2 paid £1,012,186 and £607,312 in respect of the releases by Francis H Mackay and Michael J Bailey respectively, such amounts being equal to the excess of the middle market quotation of 381.5 pence per share on 4 July 2002 over the share option exercise price of 105.7 pence per share. In the case of Francis H Mackay £812,198 was applied by a family trust in which he has a beneficial interest in subscribing for 212,896 ordinary shares in the capital of the Company at a price of 381.5 pence per share. In the case of Michael J Bailey £607,312 was applied by a family trust in which he has a beneficial interest in subscribing for 159,190 ordinary shares in the capital of the Company at a price of 381.5 pence per share.

Peter E B Cawdron
Chairman
3 December 2002

Directors' Responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Company and the Group for that year. In preparing these financial statements, the directors are required to:

(i) select suitable accounting policies and then apply them consistently;

(ii) make judgements and estimates that are reasonable and prudent;

(iii) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

(iv) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for maintaining proper accounting records and sufficient internal controls for safeguarding the assets of the Group and for the prevention and detection of fraud and other irregularities.

The directors of the Company, having prepared the financial statements, have requested the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

Independent auditors' report to the members of Compass Group PLC
We have audited the financial statements of Compass Group PLC for the year ended 30 September 2002 which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement and related notes, the consolidated statement of total recognised gains and losses, the reconciliation of movements in consolidated shareholders' funds and the related notes 1 to 29. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors
As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 September 2002 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche

Deloitte & Touche
Chartered Accountants and Registered Auditors
London
3 December 2002

Consolidated Profit and Loss Account

for the year ended 30 September 2002

Compass Group PLC	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2002 £m	Before goodwill amortisation and exceptional items as restated £m	Goodwill amortisation and exceptional items as restated £m	Total 2001 as restated (note 7) £m
Turnover							
Continuing operations		**9,959**	**–**	**9,959**	8,716	–	8,716
Acquisitions		**658**	**–**	**658**	–	–	–
Total turnover	2	**10,617**	**–**	**10,617**	8,716	–	8,716
Operating costs	3,4	**(9,824)**	**(272)**	**(10,096)**	(8,047)	(327)	(8,374)
Operating profit							
Continuing operations		**781**	**(259)**	**522**	669	(327)	342
Acquisitions		**12**	**(13)**	**(1)**	–	–	–
		793	**(272)**	**521**	669	(327)	342
Share of profits of associated undertakings							
Continuing operations	2	**1**	**–**	**1**	7	(2)	5
Acquisitions		**11**	**–**	**11**	–	–	–
Total operating profit: Group and share of associated undertakings	2	**805**	**(272)**	**533**	676	(329)	347
Reversal of discounting of net proceeds from disposal of businesses to net present value		**–**	**–**	**–**	127	–	127
Other interest receivable and similar income		**18**	**–**	**18**	17	–	17
Total interest receivable and similar income		**18**	**–**	**18**	144	–	144
Interest payable and similar charges	6	**(169)**	**–**	**(169)**	(237)	–	(237)
Net interest		**(151)**	**–**	**(151)**	(93)	–	(93)
Profit on ordinary activities before taxation		**654**	**(272)**	**382**	583	(329)	254
Tax on profit on ordinary activities	7	**(175)**	**37**	**(138)**	(127)	35	(92)
Profit on ordinary activities after taxation		**479**	**(235)**	**244**	456	(294)	162
Equity minority interests		**(22)**	**–**	**(22)**	(16)	–	(16)
Profit for the financial year		**457**	**(235)**	**222**	440	(294)	146
Equity dividends	8	**(159)**	**–**	**(159)**	(126)	–	(126)
Profit for the year retained	21	**298**	**(235)**	**63**	314	(294)	20
Basic earnings per ordinary share	9			**10.0p**			6.6p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items	9	**20.5p**			19.8p		
Diluted earnings per ordinary share	9			**9.9p**			6.5p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items	9	**20.3p**			19.5p		

Consolidated Statement of Total Recognised Gains and Losses
for the year ended 30 September 2002

Compass Group PLC	2002 £m	As restated 2001 £m
Profit for the financial year	**222**	146
Currency translation differences on foreign currency net investments	**(41)**	(84)
Total gains and losses recognised in the year	**181**	62
Prior year adjustment in respect of the adoption of FRS 19 (note 7)	**(7)**	
Total gains and losses recognised since last annual report	**174**	

Reconciliation of Movements in Consolidated Shareholders' Funds
for the year ended 30 September 2002

Compass Group PLC	2002 £m	As restated 2001 £m
Profit for the financial year	**222**	146
Dividends	**(159)**	(126)
	63	20
Currency translation differences on foreign currency net investments	**(41)**	(84)
Issue of shares	**54**	24
Shares to be issued	**(27)**	28
Net addition to/(reduction in) shareholders' funds	**49**	(12)
Opening shareholders' funds	**2,782**	2,798
Prior year adjustment in respect of the adoption of FRS 19 (note 7)	**–**	(4)
Opening shareholders' funds as restated	**2,782**	2,794
Closing shareholders' funds	**2,831**	2,782

Consolidated Balance Sheet
as at 30 September 2002

Compass Group PLC	Notes	2002 £m	As restated 2001 £m
Fixed assets			
Intangible assets	10	**4,522**	4,200
Tangible assets	11	**2,369**	2,081
Investments	12	**101**	27
		6,992	6,308
Current assets			
Stocks	13	**196**	181
Debtors: amounts falling due within one year	14	**1,258**	1,178
amounts falling due after more than one year	14	**293**	285
Businesses held for resale	15	**35**	75
Investments		**3**	12
Cash at bank and in hand		**406**	692
		2,191	2,423
Creditors: amounts falling due within one year	16	**(3,870)**	(2,838)
Net current liabilities		**(1,679)**	(415)
Total assets less current liabilities		**5,313**	5,893
Creditors: amounts falling due after more than one year	17	**(1,954)**	(2,699)
Provisions for liabilities and charges	19	**(431)**	(377)
Equity minority interests		**(97)**	(35)
Net assets	2	**2,831**	2,782
Capital and reserves			
Called up share capital	20	**223**	222
Shares to be issued	20	**5**	32
Share premium account	21	**68**	11
Merger reserve	21	**4,170**	4,170
Profit and loss account	21	**(1,635)**	(1,653)
Total equity shareholders' funds		**2,831**	2,782

Approved by the Board of Directors on 3 December 2002 and signed on their behalf by

Michael J Bailey, Director

Andrew P Lynch, Director

Company Balance Sheet
as at 30 September 2002

Compass Group PLC	Notes	2002 £m	2001 £m
Fixed assets			
Investments	12	**1,121**	1,109
		1,121	1,109
Current assets			
Debtors: amounts falling due within one year	14	**3,048**	1,934
Cash at bank and in hand		**–**	360
		3,048	2,294
Creditors: amounts falling due within one year	16	**(1,752)**	(577)
Net current assets		**1,296**	1,717
Total assets less current liabilities		**2,417**	2,826
Creditors: amounts falling due after more than one year	17	**(1,635)**	(2,009)
Net assets		**782**	817
Capital and reserves			
Called up share capital	20	**223**	222
Shares to be issued	20	**5**	32
Share premium account	21	**68**	11
Profit and loss account	21	**486**	552
Total equity shareholders' funds		**782**	817

Approved by the Board of Directors on 3 December 2002 and signed on their behalf by

Michael J Bailey, Director

Andrew P Lynch, Director

Consolidated Cash Flow Statement

for the year ended 30 September 2002

Compass Group PLC	£m	2002 £m	£m	2001 £m
Net cash inflow from operating activities before exceptional items (note I)		**925**		748
Exceptional reorganisation costs		**(17)**		(44)
Net cash inflow after exceptional items		**908**		704
Dividends from associated undertakings		**2**		2
Returns on investments and servicing of finance				
Interest received	**17**		16	
Interest paid	**(175)**		(258)	
Interest element of finance lease rental payments	**(3)**		(3)	
Dividends paid to minority interests	**(10)**		(5)	
Net cash outflow from returns on investments and servicing of finance		**(171)**		(250)
Taxation				
Tax received	**31**		19	
Tax paid	**(73)**		(118)	
Net tax paid		**(42)**		(99)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	**(384)**		(355)	
Sale of tangible fixed assets	**54**		30	
Sale of own shares, net	**1**		1	
Total capital expenditure and financial investment		**(329)**		(324)
Free cash flow		**368**		33
Acquisitions and disposals (note IV)				
Purchase of subsidiary companies and investments in associated undertakings	**(406)**		(1,337)	
Net proceeds from businesses held for resale	**22**		2,806	
Sale of minority interest	**7**		–	
Sale of subsidiary companies and associated undertakings	**31**		–	
Deferred consideration relating to previous disposals	**–**		25	
Total acquisitions and disposals		**(346)**		1,494
Equity dividends paid		**(126)**		(121)
Net cash (outflow)/inflow from investing activities		**(472)**		1,373
Net cash (outflow)/inflow before financing		**(104)**		1,406
Management of liquid resources: Sale of marketable securities		**62**		–
Financing				
Issue of ordinary share capital	**5**		24	
Debt due within one year:				
Decrease in bank loans and loan notes	**(505)**		(430)	
Debt due after one year:				
Increase/(decrease) in bank loans and loan notes	**289**		(440)	
Capital element of finance lease rentals	**(14)**		(15)	
Net cash (outflow) from financing		**(225)**		(861)
(Decrease)/increase in cash in the year		**(267)**		545
Reconciliation of net cash flow to movement in net debt (note II)				
(Decrease)/increase in cash in the year		**(267)**		545
Cash outflow from change in debt and lease finance		**230**		885
Change in net debt resulting from cash flows		**(37)**		1,430
Changes in finance leases, loans acquired with subsidiaries and other non-cash changes		**(281)**		(73)
Effect of foreign exchange rate changes		**6**		(51)
Movement in net debt in the year		**(312)**		1,306
Opening net debt		**(2,390)**		(3,696)
Closing net debt		**(2,702)**		(2,390)

Notes to the Consolidated Cash Flow Statement

		2002 £m	2001 £m
I	**Reconciliation of operating profit to net cash inflow from operating activities:**		
	Operating profit before goodwill amortisation and exceptional items	**805**	676
	Depreciation	**230**	170
	EBITDA	**1,035**	846
	Profit on disposal of fixed assets and businesses	**(9)**	(7)
	Share of profits of associated undertakings	**(12)**	(7)
	Decrease in provisions for liabilities and charges	**(61)**	(33)
	Increase in stocks	**(4)**	(8)
	Increase in debtors	**(98)**	(153)
	Increase in creditors	**74**	110
	Net cash inflow from operating activities before exceptional items	**925**	748

		1 Oct 2001 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	30 Sep 2002 £m
II	**Analysis of net debt:**						
	Cash at bank and in hand	**692**	**(284)**	**(2)**	**–**	**–**	**406**
	Overdrafts	**(47)**	**17**	**1**	**–**	**–**	**(29)**
		645	**(267)**	**(1)**	**–**	**–**	**377**
	Debt due within one year	**(437)**	**505**	**–**	**(107)**	**(1,178)**	**(1,217)**
	Debt due after one year	**(2,547)**	**(289)**	**5**	**(151)**	**1,178**	**(1,804)**
	Finance leases	**(51)**	**14**	**2**	**(9)**	**(14)**	**(58)**
		(3,035)	**230**	**7**	**(267)**	**(14)**	**(3,079)**
	Total	**(2,390)**	**(37)**	**6**	**(267)**	**(14)**	**(2,702)**

Notes to the Consolidated Cash Flow Statement
continued

	2002 £m	2001 £m
III Purchase of subsidiary companies and investments in associated undertakings:		
Net assets acquired:		
Tangible fixed assets	**88**	197
Fixed asset investments	**85**	8
Businesses held for resale	**28**	–
Stocks	**17**	45
Debtors	**165**	180
Current asset investments	**43**	12
Cash	**147**	22
Bank overdrafts	**(4)**	(22)
Loans	**(258)**	(48)
Leases	**(9)**	(5)
Creditors	**(213)**	(314)
Provisions	**(67)**	(42)
Tax	**27**	(9)
Minority interests	**(46)**	2
Share of net assets already owned	**–**	(39)
	3	(13)
Goodwill acquired	**610**	1,281
	613	1,268
Satisfied by:		
Cash payable	**538**	1,248
Shares	**7**	–
Deferred consideration payable	**68**	20
	613	1,268
IV Analysis of net outflow of cash in respect of the purchase of subsidiary companies and investments in associated undertakings:		
Cash consideration paid	**538**	1,248
Cash acquired	**(147)**	(22)
Overdrafts acquired	**4**	22
	395	1,248
Deferred consideration and costs relating to previous acquisitions	**11**	89
	406	1,337

Notes to the Financial Statements

1 Accounting policies

Basis of preparation
The financial statements have been prepared in accordance with UK law and applicable accounting standards.

Following the adoption of FRS 19 "Deferred Tax", deferred tax is now stated on a full liability basis and comparative financial information has been restated as necessary.

Specific accounting policies
The particular policies adopted are described below.

A Accounting convention and basis of consolidation
The financial statements are prepared under the historical cost convention. The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries and associated undertakings.

B Goodwill
Purchased goodwill arising on acquisitions made since 1 October 1998 is capitalised in local currency and amortised through the profit and loss account on a straight line basis over its estimated useful life up to a maximum of 20 years, in accordance with FRS 10.

Purchased goodwill arising on acquisitions prior to 1 October 1998, which was previously written off to a separate goodwill reserve, remains written off but has now been transferred to the profit and loss account reserve, in accordance with the transitional arrangements of FRS 10. This goodwill will be charged to the profit and loss account as appropriate on the subsequent disposal of the business to which it relates.

C Foreign currencies
The assets and liabilities of foreign subsidiary companies are translated into sterling at the rates of exchange ruling at the year end. The historical currency cost of foreign subsidiary companies and investments held by the Company are translated into sterling at the rates of exchange ruling at the year end. Gains and losses resulting from the realignment of opening foreign currency balances to the year end rates including external loans and intragroup long term loans are treated as movements on reserves.

The results of foreign subsidiary companies are translated into sterling at the average rates of exchange for the accounting year. Gains or losses resulting from the translation of these results from the average rates to the year end rates are treated as movements on reserves. All other exchange differences are dealt with through the profit and loss account.

D Stocks
Stocks are valued at the lower of cost and net realisable value.

E Turnover
Turnover represents the invoiced value, excluding value added tax and similar sales taxes, of goods and services supplied to third parties.

F Tangible fixed assets and depreciation
Fixed assets are carried at cost less depreciation, which is provided on their book values at rates calculated to write down each asset to its residual value over its estimated remaining useful life on a straight line basis, within the following ranges:

- Freehold buildings and long term leasehold property: 2% per annum – freehold land is not depreciated
- Short term leasehold property: the life of the lease
- Plant, machinery, fixtures and fittings: 8% to 33% per annum

G Investments
Except as stated below, investments held as fixed assets are stated at cost, less any provision for impairment in value, and investments held by the Company are stated at historical currency cost and translated into sterling in accordance with the policy set out in **C** above.

In the consolidated accounts, shares in associated undertakings are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of the pre-tax profits and attributable taxation of the associated undertakings based on financial statements for the financial year. In the consolidated balance sheet, the investment in associated undertakings is shown at the Group's share of the net assets of the associated undertakings. Goodwill arising on the acquisition of an associate is capitalised as part of the carrying amount in the consolidated balance sheet and amortised over its estimated useful life. Prior to the implementation of FRS 9 and FRS 10, such goodwill was written off to reserves as a matter of accounting policy (see note **B** above).

H Pension costs and other post-retirement benefits
Defined retirement benefits for employees are funded by contributions from the Group companies and employees.

Pension costs and other post-retirement benefits, which are periodically calculated by professionally qualified actuaries, are charged against profits so that the expected costs of providing pensions are recognised during the period in which benefit is derived from the employees' services.

Any pension surplus or deficit identified at the date of the last actuarial valuation is being amortised over the average estimated remaining service lives of employees in accordance with SSAP 24.

I Deferred tax
Deferred tax is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in tax computations in periods different from those in which they are included in the financial statements. The Group has decided to adopt the policy of discounting deferred tax balances as permitted by FRS 19.

J Leases
Assets held under finance leases and hire purchase contracts are capitalised at their fair value on the inception of the leases and depreciated over their estimated useful lives. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding.

Rental costs under operating leases are charged to the profit and loss account in equal annual amounts over the period of the leases.

K Financial instruments
Financial assets and liabilities, including derivative financial instruments, denominated in foreign currencies are translated into sterling at year end exchange rates. Gains and losses on translation into sterling are dealt with in accordance with the policy set out in **C** above.

Interest rate swaps are not revalued to fair value or shown on the balance sheet at the year end. Income and expenses arising from interest rate swaps are matched against the interest costs arising on the loans for which they are providing a hedge.

Premiums, discounts and front-end fees on financial assets and liabilities are amortised through the profit and loss account over the life of the asset or liability.

Notes to the Financial Statements
continued

2 Turnover, operating profit and net assets	Continuing operations £m	Acquisitions £m	2002 £m	2001 £m
Turnover				
Foodservice:				
Geographical analysis:				
– United Kingdom	**3,104**	**56**	**3,160**	2,877
– Continental Europe & rest of the world	**3,325**	**426**	**3,751**	3,013
– North America	**3,530**	**176**	**3,706**	2,826
	9,959	**658**	**10,617**	8,716
Operating profit				
Before goodwill amortisation and exceptional items				
Foodservice:				
– The Company and its subsidiary undertakings	**781**	**12**	**793**	669
– Associated undertakings	**1**	**11**	**12**	7
	782	**23**	**805**	676
Geographical analysis:				
– United Kingdom				
The Company and its subsidiary undertakings	**420**	**1**	**421**	377
Associated undertakings	**1**	**–**	**1**	1
– Continental Europe & rest of the world				
The Company and its subsidiary undertakings	**184**	**7**	**191**	153
Associated undertakings	**–**	**11**	**11**	6
– North America	**177**	**4**	**181**	139
	782	**23**	**805**	676
Amortisation of goodwill:				
– United Kingdom	**(164)**	**–**	**(164)**	(149)
– Continental Europe & rest of the world	**(32)**	**(7)**	**(39)**	(31)
– North America	**(48)**	**(6)**	**(54)**	(25)
	(244)	**(13)**	**(257)**	(205)
Exceptional items:				
– United Kingdom	**(12)**	**–**	**(12)**	(115)
– Continental Europe & rest of the world	**(2)**	**–**	**(2)**	(6)
– North America	**(1)**	**–**	**(1)**	(3)
	(15)	**–**	**(15)**	(124)
	(259)	**(13)**	**(272)**	(329)
Total operating profit: Group and share of associated undertakings	**523**	**10**	**533**	347

Total operating profit after goodwill amortisation and exceptional items for the year ended 30 September 2002 relates to foodservice analysed as UK £246 million, Continental Europe and the rest of the world £161 million and North America £126 million (2001: £114 million, £122 million and £111 million respectively).

	2002 £m	As restated 2001 £m
Net assets		
Foodservice:		
– United Kingdom	**3,267**	3,227
– Continental Europe & rest of the world	**1,178**	869
– North America	**1,053**	1,001
	5,498	5,097
Assets held for resale	**35**	75
Net debt	**(2,702)**	(2,390)
	2,831	2,782

Notes to the Financial Statements
continued

3 **Operating costs**	Continuing operations £m	Acquisitions £m	2002 £m	2001 £m
Movement in stocks of finished goods and work in progress	**7**	**2**	**9**	21
Raw materials and consumables	**3,750**	**194**	**3,944**	3,601
Other external charges	**1,279**	**243**	**1,522**	1,206
Staff costs	**3,941**	**193**	**4,134**	3,173
Depreciation of tangible fixed assets:				
– owned assets	**207**	**11**	**218**	159
– leased assets	**9**	**3**	**12**	11
Amortisation of goodwill	**244**	**13**	**257**	203
	9,437	**659**	**10,096**	8,374

Exceptional operating items of £15 million (2001: £124 million) included within continuing operations and analysed in note 4 are included within other external charges: £5 million (2001: £84 million) and staff costs: £10 million (2001: £40 million).

	2002 £m	2001 £m
Other external charges include:		
Property lease rentals	**89**	70
Other occupancy rentals	**122**	116
Other asset rentals	**39**	34
Fees paid to the auditors:		
Auditors' remuneration	**2**	2
Taxation	**1**	1
	3	3

Further fees have also been paid to Deloitte & Touche of £2 million (2001: £3 million) in respect of acquisitions and disposals where costs have been charged as part of the cost of the transactions. In 2001, further fees of £1 million were charged in respect of information systems.

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the parent company is not presented as part of these accounts. The consolidated profit for the year includes a profit of £93 million (2001: £552 million) which is dealt with in the accounts of the parent company.

4 **Exceptional operating items – continuing operations**	2002 £m	2001 £m
Reorganisation		
– costs incurred	**5**	40
– accrued costs	**–**	12
– assets written off	**–**	44
Employee share schemes	**10**	28
	15	124

During 2000, the Group acquired Granada Restaurants and has combined this with the Group's existing UK operations. Costs relate to reorganisation costs of the business and the writing off of the net book amount of duplicate assets. Employee share schemes relate to the Commitment Plan to retain senior employees which was accrued evenly over the 18-month period to 27 January 2002. This will result in the issue of up to 9,610,685 Compass Group PLC shares of which 8,580,997 had been issued as at 30 September 2002. Shares which have not yet been issued are shown on the balance sheet within shares to be issued (see note 20).

5 Employees

	2002 Number	2001 Number
The average number of employees, including part-time employees, was:		
Foodservice:		
United Kingdom	**100,372**	95,180
Overseas	**291,980**	241,230
	392,352	336,410

	2002 £m	2001 £m
The aggregate remuneration of all employees comprised:		
Wages and salaries	**3,638**	2,754
Social security costs	**440**	378
Other pension costs	**56**	41
	4,134	3,173

Information on directors' remuneration, share options, long term incentive plans, pension contributions and entitlements is set out in the Remuneration Committee's report on pages 33 to 37 and forms part of these financial statements.

6 Interest payable and similar charges

	2002 £m	2001 £m
Bank loans and overdrafts	**105**	155
Other loans	**64**	82
	169	237

7 Tax on profit on ordinary activities	2002 £m	As restated 2001 £m
UK corporation tax at 30% (2001: 30%)	**45**	37
Overseas tax payable	**66**	52
Overseas tax on share of profits of associated undertakings	**5**	4
	116	93
UK deferred tax	**51**	25
Impact of discounting UK deferred tax	**(9)**	(2)
Overseas deferred tax	**37**	27
Impact of discounting overseas deferred tax	**(14)**	(14)
	181	129
Adjustments in respect of prior years:		
UK corporation tax	**(60)**	1
Overseas tax payable	**2**	(3)
UK deferred tax	**29**	–
Overseas deferred tax	**23**	–
Total tax charge before exceptional items	**175**	127
Exceptional items:		
UK corporation tax	**(5)**	(18)
UK deferred tax	**–**	(17)
Prior year UK corporation tax	**(32)**	–
Total exceptional tax credit	**(37)**	(35)
Tax on ordinary activities after exceptional items	**138**	92

The prior year exceptional UK corporation tax credit relates to the release of provisions no longer required in respect of the disposal of Forte Hotels.

Factors affecting the future tax charge
The main factors affecting the future tax charge are expected to include overseas tax rates, permanent differences and the reversal of unprovided deferred tax assets.

7 **Tax on profit on ordinary activities – continued**	2002 %	2001 %
Reconciliation of the UK statutory tax rate to the effective current tax rate		
Tax charge on profit on ordinary activities before goodwill amortisation and exceptional items at the UK statutory rate of 30%	**30**	30
Increase/(decrease) resulting from:		
Permanent items	**(2)**	2
Amortisation of goodwill	**(2)**	(3)
Overseas taxes at higher rates	**1**	1
Losses brought forward	**(6)**	(3)
Tax credits	**(1)**	–
Capital allowances for the period in excess of depreciation charged	**(2)**	(2)
Imputed interest on hotel net proceeds	**–**	(7)
Other timing differences	**–**	(2)
Current tax charge on profit before goodwill amortisation and exceptional items	**18**	16

FRS 19 "Deferred Tax" has been adopted with a consequential restatement of prior periods. FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. The Group has decided to adopt the policy of discounting deferred tax balances as permitted by FRS 19.

The effect of the restatement of 2001 is to increase the tax charge on profit on ordinary activities before taxation, goodwill amortisation and exceptional items, having excluded imputed interest income, which does not attract tax, ("the ordinary tax charge") by 1.3 percentage points. This equates to £6 million in the year to 30 September 2001.

The ordinary tax charge for the year to 30 September 2001 has increased by £6 million as described above, but there is an additional exceptional UK deferred tax credit of £6 million. The total tax charge has thus remained constant at £92 million. However, the restatement of deferred tax balances has increased the currency translation loss on foreign currency net investment by £3 million from £81 million to £84 million, and has also reduced goodwill by £54 million.

8 **Dividends**	Per share	2002 £m	Per share	2001 £m
Dividends on ordinary shares of 10p each:				
Interim	**2.1p**	**47**	1.9p	42
Proposed final	**5.0p**	**112**	3.8p	84
	7.1p	**159**	5.7p	126

9 Earnings per share

	Before goodwill amortisation and exceptional items 2002 £m	Including goodwill amortisation and exceptional items 2002 £m	Before goodwill amortisation and exceptional items as restated 2001 £m	Including goodwill amortisation and exceptional items as restated 2001 £m
Attributable profit for basic and diluted earnings per share	**457**	**222**	440	146
	Millions	Millions	Millions	Millions
Average number of shares in issue	**2,227**	**2,227**	2,215	2,215
Shares to be issued	**1**	**1**	10	10
Average number of shares for basic earnings per share	**2,228**	**2,228**	2,225	2,225
Dilutive share options	**20**	**20**	26	26
Average number of shares for diluted earnings per share	**2,248**	**2,248**	2,251	2,251
Basic earnings per share	**20.5p**	**10.0p**	19.8p	6.6p
Diluted earnings per share	**20.3p**	**9.9p**	19.5p	6.5p

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings. The average number of shares for 2001 has been determined as if the post demerger capital structure of Compass Group PLC had existed throughout the period.

10 Intangible fixed assets

	£m
Goodwill – Group	
Cost	
At 1 October 2001 as previously reported	**4,493**
Prior year adjustment (note 7)	**(54)**
At 1 October 2001 as restated	**4,439**
Additions arising from acquisitions	**610**
Disposal	**(9)**
Transfer from businesses held for resale	**38**
Currency adjustment	**(70)**
At 30 September 2002	**5,008**
Amortisation	
At 1 October 2001	**239**
Charge for the year	**257**
Currency adjustment	**(10)**
At 30 September 2002	**486**
Net book amount	
At 30 September 2002	**4,522**
At 30 September 2001	4,200

Additions to goodwill arising from acquisitions primarily relate to the acquisitions of Seiyo Foods in Japan and Bon Appétit in the USA. Further information on these acquisitions can be found in note 22. Goodwill on acquisitions is being amortised over periods of up to 20 years which are considered to be the estimated useful lives. The disposal relates to the goodwill attaching to 4.5% of Yoshinoya D&C held by Seiyo Foods disposed of on 1 July 2002, leaving a remaining investment of 20.2%.

11 Tangible fixed assets	Freehold land and buildings £m	Long leasehold property £m	Short leasehold property £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Group						
Cost						
At 1 October 2001	**789**	**264**	**274**	**1,095**	**527**	**2,949**
Currency adjustment	**(2)**	**–**	**(2)**	**(34)**	**(9)**	**(47)**
Additions	**50**	**11**	**21**	**163**	**153**	**398**
Businesses acquired	**91**	**2**	**20**	**56**	**59**	**228**
Transfer from businesses held for resale	**–**	**–**	**95**	**27**	**16**	**138**
Disposals	**(44)**	**–**	**(8)**	**(72)**	**(37)**	**(161)**
Transfer between categories	**(22)**	**(1)**	**(14)**	**11**	**26**	**–**
At 30 September 2002	**862**	**276**	**386**	**1,246**	**735**	**3,505**
Depreciation						
At 1 October 2001	**27**	**7**	**36**	**565**	**233**	**868**
Currency adjustment	**(1)**	**–**	**(1)**	**(20)**	**(2)**	**(24)**
Charge for the year	**10**	**4**	**15**	**142**	**59**	**230**
Businesses acquired	**59**	**–**	**11**	**28**	**42**	**140**
Transfer from businesses held for resale	**–**	**–**	**11**	**12**	**7**	**30**
Disposals	**(19)**	**–**	**(5)**	**(53)**	**(31)**	**(108)**
Transfer between categories	**2**	**(1)**	**(6)**	**(14)**	**19**	**–**
At 30 September 2002	**78**	**10**	**61**	**660**	**327**	**1,136**
Net book amount						
At 30 September 2002	**784**	**266**	**325**	**586**	**408**	**2,369**
At 30 September 2001	762	257	238	530	294	2,081

The net book amount of the Group's tangible fixed assets includes, in respect of assets held under finance leases, freehold buildings and long and short leasehold property £12 million (2001: £4 million), plant and machinery £41 million (2001: £36 million) and fixtures and fittings £4 million (2001: £10 million).

12 Investments held as fixed assets	Group: Investment in associated undertakings £m	Group: Own shares £m	Group: Total £m	Company: Investment in subsidiary undertakings £m
Cost				
At 1 October 2001	**26**	**1**	**27**	**1,109**
Additions	**–**	**1**	**1**	**12**
Businesses acquired	**85**	**–**	**85**	**–**
Disposals	**(22)**	**(1)**	**(23)**	**–**
Share of retained profits less losses	**7**	**–**	**7**	**–**
Dividends received	**(2)**	**–**	**(2)**	**–**
Currency adjustments/other movements	**7**	**(1)**	**6**	**–**
At 30 September 2002	**101**	**–**	**101**	**1,121**

Investment in associated undertakings at 30 September 2002 includes £75 million being the Group's share of the net tangible assets of Yoshinoya D&C acquired with the acquisition of Seiyo Foods. Yoshinoya is incorporated in Japan, draws up its financial statements to the end of February each year and its main business is retail catering. The market value of the investment at 30 September 2002 was ¥25 billion (£132 million).

13 Stocks	2002 £m	2001 £m
Group		
Food and beverage stocks	**149**	142
Other stocks	**47**	39
	196	181

14 Debtors	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Amounts falling due within one year				
Trade debtors	**936**	839	**–**	–
Amounts owed by subsidiary companies	**–**	–	**2,994**	1,900
Amounts owed by associated undertakings	**2**	1	**–**	–
Group relief receivable	**–**	–	**54**	12
Overseas tax recoverable	**12**	5	**–**	–
Other debtors	**107**	162	**–**	–
Prepayments and accrued income	**201**	171	**–**	22
	1,258	1,178	**3,048**	1,934
Amounts falling due after more than one year				
Other debtors	**208**	116	**–**	–
Deferred tax	**85**	169	**–**	–
	293	285	**–**	–

	Provided 2002 £m	Provided 2001 £m
Deferred tax analysis		
Group		
UK capital allowances in excess of depreciation	**(101)**	(149)
UK short term timing differences	**96**	191
Overseas deferred tax	**93**	120
Exceptional items	**–**	18
Discount on timing differences	**(3)**	(11)
	85	169

Deferred tax has been provided throughout the Group in accordance with the accounting policy shown in note 1(l). Deferred tax does not include any potential tax liabilities which might arise in the event of the distribution of unappropriated profits or reserves of overseas subsidiary companies as there is no intention to distribute such profits or reserves.

Deferred tax assets of £160 million (2001: £nil) have not been recognised as recovery is likely to be after more than one year.

The Company has an unprovided deferred tax asset of £11 million (2001: £nil) which is not recognised on the same grounds.

	Group £m
The movements on deferred tax are as follows:	
At 1 October 2001 as restated	**169**
Arising from acquisitions	**36**
Charged to profit and loss account	**(117)**
Other movements	**(3)**
At 30 September 2002	**85**

15 Businesses held for resale	2002 £m
Net present value of net proceeds receivable from disposal of business as at 1 October 2001	**75**
Arising on acquisition	**28**
Net proceeds received	**(22)**
Reclassified	**(46)**
	35

Businesses held for resale represents the outstanding amounts due in relation to the disposal of Forte Hotels, shown in the opening balance, and the business of CASA acquired but held for resale as part of the acquisition of Seiyo Foods. The proceeds on the disposal of CASA were received in full in the year. Where disposal of the hotels was not completed by 30 September 2002 assets and liabilities have been consolidated within appropriate balance sheet categories of the financial statements in accordance with UK accounting standards. The balance of £35 million due in relation to the disposal of Forte Hotels was received in October 2002.

	Group		Company	
16 Creditors – amounts falling due within one year	2002 £m	2001 £m	2002 £m	2001 £m
Bonds	**129**	330	**100**	200
Loan notes	**72**	25	**55**	–
Bank loans	**1,016**	82	**1,006**	60
Bank overdrafts	**29**	47	**368**	124
Obligations under finance leases	**14**	12	**–**	–
Trade creditors	**845**	760	**–**	–
Amounts owed to subsidiary companies	**–**	–	**21**	16
Amounts owed to associated undertakings	**4**	12	**–**	–
Corporation tax payable	**138**	163	**–**	–
Overseas tax	**163**	138	**–**	–
Other tax and social security costs	**211**	192	**–**	–
Other creditors	**200**	184	**–**	4
Deferred consideration	**79**	2	**–**	–
Accruals and deferred income	**811**	765	**43**	47
Proposed dividend	**159**	126	**159**	126
	3,870	2,838	**1,752**	577

17 Creditors – amounts falling due after more than one year

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Bonds	**1,143**	614	**1,021**	549
Loan notes	**611**	161	**554**	–
Bank loans	**50**	1,772	**48**	1,460
Obligations under finance leases	**44**	39	**–**	–
Other creditors	**68**	60	**3**	–
Deferred consideration	**38**	53	**9**	–
	1,954	2,699	**1,635**	2,009

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:
- Sterling Eurobond with nominal value £100 million redeemable in 2003 and bearing interest at 9.375% per annum.
- Euro Eurobond with nominal value €600 million redeemable in 2009 and bearing interest at 6.0% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2012 and bearing interest at 6.375% per annum.
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The bonds redeemable in 2003 and 2014 are recorded at their fair values to the Group on acquisition.

The Group has fixed term, fixed interest private placements totalling US$1,047 million (£666 million) at interest rates between 6.0% and 8.015%. US$800 million (£509 million) is repayable in five to ten years.

Maturity of financial liabilities and other creditors falling due after more than one year as at 30 September 2002 is as follows:

	2002 Bonds and loan notes £m	2002 Loans and overdrafts £m	2002 Other £m	2002 Total £m	2001 Bonds and loan notes £m	2001 Loans and overdrafts £m	2001 Other £m	2001 Total £m
Group								
In more than one year but not more than two years	**105**	**2**	**77**	**184**	176	1,761	76	2,013
In more than two years but not more than five years	**125**	**48**	**52**	**225**	76	10	58	144
In more than five years	**1,524**	**–**	**21**	**1,545**	523	1	18	542
	1,754	**50**	**150**	**1,954**	775	1,772	152	2,699
In one year or less, or on demand	**201**	**1,045**	**93**	**1,339**	355	129	14	498
	1,955	**1,095**	**243**	**3,293**	1,130	1,901	166	3,197

	2002 Bonds and loan notes £m	2002 Loans and overdrafts £m	2002 Total £m	2001 Bonds and loan notes £m	2001 Loans and overdrafts £m	2001 Total £m
Company						
In more than one year but not more than two years	**7**	**–**	**7**	100	1,460	1,560
In more than two years but not more than five years	**71**	**48**	**119**	–	–	–
In more than five years	**1,497**	**–**	**1,497**	449	–	449
	1,575	**48**	**1,623**	549	1,460	2,009
In one year or less, or on demand	**155**	**1,374**	**1,529**	200	184	384
	1,730	**1,422**	**3,152**	749	1,644	2,393

17 Creditors – amounts falling due after more than one year – continued	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Bank loans				
Repayable otherwise than by instalments within five years	**1,066**	1,854	**1,054**	1,520
Less: amounts falling due within one year	**1,016**	82	**1,006**	60
Amounts falling due after more than one year	**50**	1,772	**48**	1,460

The Group had the following undrawn committed borrowing facilities at 30 September:

	2002 £m	2001 £m
Expiry date:		
In one year or less	**1,014**	1,750
In more than one year but not more than two years	**–**	247
	1,014	1,997

18 Financial Instruments

A discussion of the Group's objectives, policies and strategies with regard to financial instruments can be found in the financial review on pages 26 and 27. Short term debtors and creditors arising directly from the Group's operations are excluded from the following disclosures, as permitted by FRS 13.

(a) Interest rate and currency of financial liabilities

	Deferred consideration £m	Finance leases £m	Other financial liabilities £m	Fixed rate borrowings £m	Floating rate borrowings £m	Total gross borrowings £m	Fixed rate borrowings: Weighted average interest rate %	Fixed rate borrowings: Weighted average time for which rate is fixed Years
30 September 2002								
Sterling	**11**	**3**	**10**	**345**	**46**	**391**	**7.1**	**6.7**
US dollar	**99**	**28**	**–**	**784**	**376**	**1,160**	**6.2**	**3.9**
Euro	**1**	**19**	**5**	**560**	**202**	**762**	**4.9**	**1.9**
Other currencies	**6**	**8**	**6**	**428**	**280**	**708**	**3.0**	**1.3**
	117	**58**	**21**	**2,117**	**904**	**3,021**	**5.1**	**3.1**

18 Financial Instruments – continued	Deferred consideration £m	Finance leases £m	Other financial liabilities £m	Fixed rate borrowings £m	Floating rate borrowings £m	Total gross borrowings £m	Fixed rate borrowings: Weighted average interest rate %	Fixed rate borrowings: Weighted average time for which rate is fixed Years
30 September 2001								
Sterling	5	3	14	370	882	1,252	7.6	4.3
US dollar	43	29	9	298	285	583	7.2	1.1
Euro	3	13	2	299	405	704	4.6	1.0
Other currencies	4	6	–	97	348	445	4.5	1.1
	55	51	25	1,064	1,920	2,984	6.4	2.3

Floating rate borrowings bear interest at rates linked to LIBOR or its foreign equivalents.

(b) Interest rate and currency of financial assets

	2002 Cash, net of overdrafts £m	2002 Other financial assets £m	2001 Cash, net of overdrafts £m	2001 Other financial assets £m
Sterling	**87**	**–**	523	–
US dollar	**51**	**10**	73	–
Euro	**125**	**3**	4	14
Other currencies	**114**	**–**	45	–
	377	**13**	645	14

Overdrafts principally arise as a result of uncleared transactions and accordingly have been netted off against cash balances in the above disclosure. Interest on short term deposits and bank overdrafts is at the relevant money market rates.

(c) Foreign currency risk
After taking into account the effects of forward foreign exchange contracts and cross currency swaps, the Group has no significant currency exposures generating gains or losses that would be recognised in the profit and loss account.

(d) Fair values of financial instruments

	2002 Book value £m	2002 Fair value £m	2001 Book value £m	2001 Fair value £m
Financial instruments held or issued to finance the Group's operations:				
Bank loans	**1,066**	**1,066**	1,854	1,854
Bonds	**1,285**	**1,293**	944	945
Loan notes	**714**	**762**	227	257
Obligations under finance leases	**58**	**58**	51	51
Deferred consideration	**117**	**117**	55	55
Cash at bank and in hand	**(406)**	**(406)**	(692)	(692)
Bank overdrafts	**29**	**29**	47	47
	2,863	**2,919**	2,486	2,517
Financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	**–**	**(67)**	–	1
Cross currency swaps	**(44)**	**(49)**	(41)	12
	(44)	**(116)**	(41)	13

Fair values of debtors and creditors due after more than one year are not significantly different from their book values.

(e) Interest rate risk hedging
In respect of the net unrecognised profits under interest rate swaps of £67 million at 30 September 2002 (2001: losses of £1 million), it was anticipated at that point in time that a net income of £1 million (2001: expense of £6 million) would arise in the following year. This net income will be matched with the interest cost arising on the loans for which the swaps provide a hedge.

Notes to the Financial Statements
continued

19 **Provisions for liabilities and charges**	Insurance, pensions and other post employment benefits £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2001	**219**	**69**	**78**	**11**	**377**
Arising from acquisitions	**35**	**16**	**16**	**–**	**67**
Expenditure in the year	**(22)**	**(27)**	**(12)**	**–**	**(61)**
Charged to profit and loss account	**13**	**–**	**–**	**–**	**13**
Credited to profit and loss account	**–**	**(2)**	**(1)**	**–**	**(3)**
Reclassified	**13**	**9**	**25**	**–**	**47**
Currency adjustment	**(6)**	**–**	**(3)**	**–**	**(9)**
At 30 September 2002	**252**	**65**	**103**	**11**	**431**

Insurance, pensions and other post-employment benefits relate to the costs of self-funded pension and insurance schemes or statutory retirement benefits and are essentially long term in nature. Onerous contracts represent the liabilities in respect of leases on non-utilised properties and other contracts. The duration of these contracts ranges from 2 to 17 years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

20 **Called up share capital**	Number	2002 £m	Number	2001 £m
Authorised:				
– Ordinary shares of 10p	3,000,010,000	300	3,000,010,000	300
– Redeemable preference shares of £1 each	49,998	–	49,998	–
Allotted and fully paid:				
– Ordinary shares of 10p	2,233,661,858	223	2,218,611,409	222

	Number of shares
Ordinary shares of 10p each allotted as at 1 October 2001	2,218,611,409
Ordinary shares allotted during the year:	
– on exercise of share options	3,353,737
– Commitment Plan	8,074,413
– acquisitions	632,900
– other	2,989,399
Ordinary shares of 10p each allotted as at 30 September 2002	2,233,661,858

Shares to be issued represents 1,029,688 shares which at 30 September 2002 remained to be issued in respect of the Company's Commitment Plan (see note 5).

20 Called up share capital – continued

Share option schemes

At 30 September 2002 employees held options for a total of 109,876,815 ordinary shares of 10 pence each in Compass Group PLC under all of the Group's share option schemes. Under the Company's employee share option schemes for directors and senior executives at 30 September 2002, employees held options for 86,505,662 ordinary shares of 10 pence each as follows:

Number of shares	Option price per share (pence)	Exercisable
278,208	79.50*	28 April 1997 – 27 April 2004
41,546	179.42**	16 December 1997 – 15 December 2004
2,513,135	143.90*	16 May 1999 – 15 May 2003
69,244	310.29**	1 July 1999 – 30 June 2006
139,870	314.98**	10 December 1999 – 09 December 2006
183,500	180.90*	22 January 2000 – 21 January 2004
367,000	195.90*	17 February 2000 – 16 February 2004
3,730,990	179.20*	16 May 2000 – 15 May 2004
146,800	176.30*	22 September 2000 – 21 September 2004
226,118	324.91**	17 December 2000 – 16 December 2007
6,327,430	348.80*	19 June 2001 – 18 June 2005
242,220	354.20*	18 July 2001 – 17 July 2005
332,370	338.27**	11 December 2001 – 10 December 2008
69,244	444.76**	17 June 2002 – 16 June 2009
8,428,479	312.80*	16 September 2002 – 15 September 2009
3,536,963	316.10*	29 September 2002 – 28 September 2009
803,227	391.70**	25 November 2002 – 24 November 2009
13,849	431.40**	22 December 2002 – 21 December 2009
367,917	394.00*	3 February 2003 – 2 February 2010
160,616	413.00**	8 February 2003 – 7 February 2007
21,469,631	371.60*	13 September 2003 – 12 September 2010
822,500	524.50*	28 May 2004 – 27 May 2011
14,832,300	430.00	19 September 2004 – 18 September 2011
15,922,450	422.00	23 May 2005 – 22 May 2012
5,480,055	292.50	30 September 2005 – 29 September 2012

On 23 May 2002 and 30 September 2002 15,946,750 and 5,480,055 options were granted to acquire shares under the Company's share option scheme at market prices of 422 pence and 292.5 pence respectively.

Under the Company's SAYE option scheme at 30 September 2002, employees held options for 23,371,153 ordinary shares of 10 pence each as follows:

Number of shares	Option price per share (pence)	Exercisable
1,575,600	294.00*	1 October 2004 – 31 March 2005
319,890	360.00*	1 April 2005 – 30 September 2006
5,260,795	436.00	1 September 2004 – 28 February 2009
592,979	436.00	1 September 2004 – 28 February 2007
2,539,746	418.00	1 September 2004
1,621,009	336.00	1 September 2005 – 28 February 2008
6,285,691	336.00	1 September 2005 – 28 February 2010
5,175,443	337.90	1 September 2005

* Options granted over ordinary shares in Compass Group Holdings PLC (formerly Compass Group PLC). Under its articles of association, any Compass Group Holdings PLC ordinary shares which are issued on exercise are automatically transferred to the Company in consideration for the issue of Compass Group PLC ordinary shares on the basis of 1.835 for each Compass Group Holdings PLC share. Numbers and prices given are relative to Compass Group PLC shares.

** Options originally granted over ordinary shares in Granada Group PLC and exchanged for options over ordinary shares in Compass Group PLC. Figures shown are in respect of Compass Group PLC shares.

An analysis of options held by directors at 30 September 2002 is set out in the Remuneration Committee's Report.

21 Reserves

	Share premium account £m	Merger reserve £m	Consolidated profit and loss account: Before goodwill written off £m	Goodwill written off £m	Total £m
Group					
At 1 October 2001 as previously reported	**11**	**4,170**	**486**	**(2,132)**	**(1,646)**
Prior year adjustment (note 7)	–	–	(7)	–	(7)
At 1 October 2001 as restated	**11**	**4,170**	**479**	**(2,132)**	**(1,653)**
Foreign exchange reserve movements	–	–	(41)	–	(41)
Premium on ordinary shares issued, net of expenses	57	–	(4)	–	(4)
Retained profit for the year	–	–	63	–	63
At 30 September 2002	**68**	**4,170**	**497**	**(2,132)**	**(1,635)**

Goodwill written off represents the excess of the consideration for the operations acquired prior to 1 October 1998 over the fair value of the net assets acquired. The goodwill has been written off to profit and loss reserve on consolidation.

	Share premium account £m	Profit and loss account £m
Company		
At 1 October 2001	**11**	**552**
Premium on ordinary shares issued, net of expenses	57	–
Loss for the year	–	(66)
At 30 September 2002	**68**	**486**

22 Acquisitions

Businesses acquired during the year are shown below.

Adjustments have been made to reflect the provisional fair value of assets and liabilities acquired as follows:

	Dates	Consideration and costs £m	Net assets acquired £m	Fair value adjustments £m	Accounting Policy realignment £m	Fair value of assets acquired £m	Goodwill £m
Seiyo Foods	30 January 2002	206	246	(188)	(1)	57	149
Bon Appétit	6 March 2002	114	10	(19)	–	(9)	123
Restorama, Rail Gourmet and parts of Gourmet Nova	1 April 2002	15	(17)	(8)	–	(25)	40
Louis Catering	1 October 2001	28	5	(5)	–	–	28
Vendlink	27 November 2001	28	11	(3)	–	8	20
Manpower Kantineservice	1 October 2001	22	2	–	–	2	20
Other		158	22	(31)	(2)	(11)	169
Total acquisitions in the year		**571**	**279**	**(254)**	**(3)**	**22**	**549**
Adjustments to prior periods:							
Deferred consideration payable		42	–	–	–	–	42
Adjustments to net assets acquired		–	–	(19)	–	(19)	19
		42	**–**	**(19)**	**–**	**(19)**	**61**
		613	**279**	**(273)**	**(3)**	**3**	**610**

22 Acquisitions – continued

	Net assets acquired £m	Fair value adjustments £m	Accounting Policy realignment £m	Fair value to the group £m
Tangible fixed assets	**142**	**(60)**	**6**	**88**
Fixed asset investments	**176**	**(91)**	**–**	**85**
Businesses held for resale	**–**	**28**	**–**	**28**
Stocks	**17**	**–**	**–**	**17**
Debtors	**194**	**(29)**	**–**	**165**
Current asset investments	**45**	**(2)**	**–**	**43**
Cash	**147**	**–**	**–**	**147**
Loans and overdrafts	**(265)**	**3**	**–**	**(262)**
Leases	**–**	**–**	**(9)**	**(9)**
Creditors	**(139)**	**(74)**	**–**	**(213)**
Provisions	**(18)**	**(49)**	**–**	**(67)**
Tax	**(8)**	**35**	**–**	**27**
Minority interests	**(12)**	**(34)**	**–**	**(46)**
	279	**(273)**	**(3)**	**3**

Fair value adjustments principally relate to the effect of recategorising assets and liabilities to businesses held for resale, asset valuation adjustments and recognising pension commitments and other liabilities not previously recorded.

Adjustments made to the fair value of assets of businesses acquired in 2002 are provisional owing to the short period of ownership.

All acquisitions were accounted for under the acquisitions method of accounting.

Adjustments to prior year acquisitions relate to the restatement of the values of assets and liabilities in the light of knowledge arising from a more extended period of ownership and additional consideration and costs, all in respect of acquisitions made during the year ended 30 September 2001.

There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.

23 Pensions

Pension schemes operated

The Group operates a number of pension arrangements throughout the world which have been developed in accordance with statutory requirements and local customs and practices. The majority of schemes are self administered and the schemes' assets are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries.

UK Schemes

Within the UK there are two main arrangements:

(i) Compass Group Final Salary Pension Plan
(ii) Compass Pension Scheme

Both plans are defined benefit arrangements operated on a prefunded basis. The funding policy is to contribute such variable amounts, on the advice of the Actuary, as achieves a 100% funding level on a projected salary basis.

The Compass Pension Scheme was set up from 1 February 2001 to mirror the Granada Pension Scheme and accept the seamless transfer of pension rights for the former Granada Group PLC employees who transferred to Compass Group PLC. New employees join the Compass Group Final Salary Pension Plan.

It was agreed that after 1 February 2001, all accrued rights in respect of the Granada Pension Scheme of and in respect of the employees and former employees (including pensioners) of, or who are attributed to, the hospitality businesses previously owned by Granada Compass plc, should be transferred to the Compass Pension Scheme, together with an agreed share of all the assets of the Granada Pension Scheme. This transfer is to be effected under the terms of a specific agreement, the Pension Demerger Deed. The share of assets is to be determined on a "share of fund" basis, whereby the assets to be transferred are to be in the same proportion of all of the relevant assets of the Granada Pension Scheme as the liabilities to be transferred to the Compass Pension Scheme bear to the whole of the relevant liabilities of the Granada Pension Scheme.

It is estimated by the actuary to the Granada Pension Scheme, on the basis of values derived from the most recent formal actuarial valuation of the Granada Pension Scheme that approximately 30% of the assets and liabilities of the Granada Pension Scheme will be transferred to the Compass Pension Scheme under the arrangements set out in the Pension Demerger Deed.

The transfer of assets and liabilities from the Granada Pension Scheme to the Compass Pension Scheme is subject to agreement between the respective actuaries to those schemes and to all applicable legal and Inland Revenue requirements being met. An interim transfer was made at the end of October 2001.

23 Pensions – continued

Overseas Schemes
In the USA the main plan is a defined benefit plan. The funding policy, in accordance with government guidelines, is to contribute such variable amounts, on the advice of the actuary, as achieves a 100% funding level on a projected salary basis.

In Denmark, the Netherlands and Ireland the Group operates insured defined benefit pension plans where the Group contributions represent the insurance companies' assessment of the annual cost of the benefits earned in that year.

In other countries Group employees participate primarily in state arrangements to which the Group makes the appropriate contributions.

Regular pension costs – SSAP 24
The pension cost of these plans for the year was £50 million (2001: £38 million) of which £25 million (2001: £20 million) relates to overseas plans.

The pension cost of the Compass Group Final Salary Pension Plan for the year to 30 September 2002 has been assessed in accordance with the advice of professionally qualified consulting actuaries based in the UK on an actuarial valuation at 6 April 2001. This was made using the projected unit method. The most significant actuarial assumptions adopted for determining pension costs and contributions were as follows:

(i) Rate of return on investments:	
– pre-retirement	6.5% per annum
– post-retirement	6.5% per annum
– current pensioners	6.5% per annum
(ii) Rate of increase in pensionable pay	4.0% per annum
(iii) Rate of increase in pension	3.0% per annum

The asset valuation method used was the market value approach. The market value of the plan's assets was £157 million as at 6 April 2001. The results of the valuation in the UK showed that the value of the assets at 6 April 2001 represented 99% of the value of the accrued benefits after allowing for expected future increases in pensionable pay and pensions. Payments to the plan total £3 million more than the profit and loss pension cost; consequently, this amount is included within prepayments.

There have been no material changes to the pension arrangements since the valuation and review dates. The assets of the plans are held in separate funds administered by trustees and are independent of the Group's finances.

Actuarial assumptions adopted for determining pension costs and contributions for the Compass Pension Scheme were similar to those of the Compass Group Final Salary Pension Plan. Pending the finalisation of an actuarial valuation as at 31 December 2001, the costs of the scheme have been assessed on the basis of the advice of independent qualified actuaries.

At the balance sheet date, outstanding employer and employee contributions amount to £6 million and £2 million respectively.

The assets in the USA Group final salary pension plan had a market value of $105 million as at 1 January 2002, representing 103% of the accrued benefits under the scheme, after allowing for expected future increases in pensionable pay and pensions in the course of payment.

The most significant assumptions used for the USA Group final salary Pension Plan were:

(i) Expected rate of return on assets	10.0% per annum
(ii) Rate of increase in pensionable salaries	4.0% per annum
(iii) Discount rate	7.0% per annum

The pension cost charged to the profit and loss account is such as to spread the cost of pensions over the working lives with the Group of employees who are members of the plans.

Unfunded Pension Liabilities
Unfunded pension liabilities have accrued for a total of 45 individuals. The total value of the unfunded liabilities at 30 September 2002 was £17 million (2001: £16 million), which has been provided for in full.

23 Pensions – continued

FRS 17 disclosures

On 30 November 2000, the Accounting Standards Board introduced a new standard, FRS 17 "Retirement Benefits", replacing SSAP 24 "Accounting for Pension Costs". FRS 17 is fully effective for periods ending on or after 1 January 2005. Some disclosures are required in the transitional period.

Disclosures showing the assets and liabilities of the plan are set out below. These have been calculated on the following assumptions:

	UK schemes		US schemes		Other schemes	
	At 30 September 2002	At 30 September 2001	At 30 September 2002	At 30 September 2001	At 30 September 2002	At 30 September 2001
Rate of increase in salaries	2.9%	3.5%	4.0%	4.0%	3.0%	3.5%
Rate of increase for pensions in payment/deferred pensions	3.0%	3.0*/2.5%	0.2%	0.0%	1.0%	2.0%
Discount rate	5.9%	5.5%	6.8%	7.5%	5.1%	5.3%
Inflation assumption	2.4%	2.5%	2.0%	N/A	2.0%	2.0%

* Varies according to the benefit structure.

The assets and liabilities of the major plans operated by the Group and the effect that adoption of FRS 17 would have had on the Group's profit and loss reserves are shown below:

	UK plans		US plans		Other plans		Total plans	
30 September 2002	Long term expected rate of return	£m	Long term expected rate of return	£m	Long term expected rate of return	£m	Long term expected rate of return	£m
Equities	6.5%	335	7.8%	38	7.1%	24	6.7%	397
Bonds	5.0%	186	5.3%	18	3.9%	12	5.0%	216
Other assets	0.0%	14	1.8%	2	3.3%	29	2.2%	45
Market value		535		58		65		658
Liabilities		(730)		(131)		(85)		(946)
Deficit		(195)		(73)		(20)		(288)
Deferred tax asset		58		26		7		91
Net FRS 17 liability		(137)		(47)		(13)		(197)

Net FRS 17 liability	(197)
Reverse existing provisions/assets net of deferred tax	150
Reverse existing SSAP 24 prepayment for Group pension schemes	(3)
Net adjustment which would result from the adoption of FRS 17	(50)
Profit and loss reserve as reported	(1,635)
Profit and loss reserve on a FRS 17 basis	(1,685)

	UK plans		US plans		Other plans		Total plans	
30 September 2001	Long term expected rate of return	£m	Long term expected rate of return	£m	Long term expected rate of return	£m	Long term expected rate of return	£m
Equities	6.5%	122	10.5%	55	7.9%	25	7.8%	202
Bonds	5.0%	32	7.5%	14	4.9%	16	5.5%	62
Other assets	0.0%	0	7.5%	1	4.9%	17	5.0%	18
Market value		154		70		58		282
Liabilities		(221)		(90)		(69)		(380)
Deficit in the plan		(67)		(20)		(11)		(98)
Deferred tax asset		20		6		3		29
Net FRS 17 liability		(47)		(14)		(8)		(69)

Net FRS 17 liability	(69)
Reverse existing provisions/assets net of deferred tax	36
Net adjustment which would result from the adoption of FRS 17	(33)
Profit and loss reserve as reported	(1,653)
Profit and loss reserve on a FRS 17 basis	(1,686)

23 Pensions – continued

The FRS 17 liability has increased during the year ended 30 September 2002 as set out below:

	£m
As at 1 October 2001	**(98)**
Transfers	**(75)**
Acquisitions	**(2)**
Inclusion of unfunded plans covered by existing book reserves	**(45)**
Current service costs	**(34)**
Curtailment credit	**9**
Contributions	**38**
Past service costs	**(1)**
Other financial (costs)/income	**(8)**
Actuarial losses	**(77)**
Exchange rate gains	**5**
As at 30 September 2002	**(288)**

Had the Group adopted FRS 17 early, the following amounts would have been included in the profit and loss account:

	£m
Current service cost	**(34)**
Past service cost	**(1)**
Curtailment (costs)/credit	**9**
Total which would have been charged to total operating profit under FRS 17	**(26)**
Expected return on scheme assets	**44**
Interest cost (discount) on scheme liabilities	**(52)**
Net amount which would have been included as other financial income/(costs) under FRS 17	**(8)**
Total which would have been charged to profit before taxation	**(34)**

	£m	2002 % of scheme assets/(liabilities)
In addition, the following amounts would have been recognised in the statement of total recognised gains and losses:		
Difference between actual and expected return on scheme assets	**(147)**	**(22.4)**
Experience losses on scheme liabilities	**(47)**	**(4.9)**
Changes in assumptions	**117**	**(12.5)**
Exchange rate gains	**5**	
	(72)	

24 Contingent liabilities

	2002 £m	2001 £m
Group		
Performance bonds and guarantees of indemnities and overdrafts of subsidiary and associated undertakings	**138**	115

25 Capital commitments

	2002 £m	2001 £m
Group		
Contracted for but not provided for	**63**	52

26 Operating lease and concessions commitments

The Group was committed to making the following payments during the next year in respect of operating leases and concessions agreements:

	2002			2001		
	Operating leases			Operating leases		
	Land and buildings £m	Other assets £m	Other occupancy rentals £m	Land and buildings £m	Other assets £m	Other occupancy rentals £m
Commitments which expire:						
Within one year	**10**	**3**	**15**	5	5	14
Between two and five years	**20**	**21**	**46**	34	15	44
In more than five years	**47**	**–**	**20**	22	8	17
	77	**24**	**81**	61	28	75

The 2001 figures have been restated after a review of the Group's contractual obligations which concluded that a number of these should have been reported as commitments as at 30 September 2001.

27 Post balance sheet events

On 27 September 2002, the Group conditionally agreed to acquire 60% of Onama S.p.A. an Italian contract catering business, for €127 million payable in cash on completion. On 15 November 2002 the acquisition was approved by the European Union Commission.

28 Five year summary

	1998 £m	1999 £m	2000 £m	2001 £m	2002 £m
Excluding exceptional items and goodwill amortisation					
Turnover	4,214	4,815	5,770	8,716	**10,617**
Total operating profit	210	253	356	676	**805**
Profit on ordinary activities before taxation	150	185	278	583	**654**
Profit on ordinary activities after taxation	108	133	209	456	**479**

	1998 pence	1999 pence	2000 pence	2001 pence	2002 pence
Basic earnings per ordinary share	7.5	9.3	13.3	19.8	**20.5**

	1998 £m	1999 £m	2000 £m	2001 £m	2002 £m
After exceptional items and goodwill amortisation					
Turnover	4,214	4,815	5,770	8,716	**10,617**
Total operating profit	210	250	309	347	**533**
Profit on ordinary activities before taxation	150	182	231	254	**382**
Profit on ordinary activities after taxation	108	130	165	162	**244**

	1998 pence	1999 pence	2000 pence	2001 pence	2002 pence
Basic earnings per ordinary share	7.5	9.1	10.4	6.6	**10.0**

	1998 pence	1999 pence	2000 pence	2001 pence	2002 pence
Net dividends per share	2.7	3.1	3.3*	5.7	**7.1**

Earnings per share and dividends per share have been restated as if the post-demerger capital structure of Compass Group PLC had existed throughout the five-year period.

* During 2000 Compass Group Holdings PLC (formerly Compass Group PLC) paid an interim dividend of 1.1 pence per share (as restated) and the hospitality businesses declared a £121 million final dividend payable to Granada Compass plc in order for it to meet its dividend obligations. A pro forma final dividend for 2000 of 2.2 pence per share has been included above reflecting Compass Group's policy to have a final dividend representing approximately two thirds of its total annual dividend.

29 Details of principal subsidiary companies

Country of registration or incorporation	Principal activities
England and Wales	
Compass Group, UK & Ireland Ltd.	Holding company for the provision of foodservice in the UK
Compass Contract Services (UK) Ltd.	Trading company for the provision of foodservice in the UK
Moto Hospitality Ltd.	Trading company for the UK motorway service area business
Travelrest Services Ltd.	Trading company for the UK roadside Little Chef and Travelodge businesses
Letheby & Christopher Ltd.	Trading company for the UK sports and events foodservice business
Select Service Partner Ltd.	Trading company for the UK travel, leisure and concessions business
Medirest Ltd.	Trading company for the provision of foodservices to the UK healthcare market
Scolarest Ltd.	Trading company for the provision of foodservices to the UK education market
Vendepac Ltd.	Trading company for the provision of vending foodservice in the UK
Compass Group Holdings PLC	Holding company and corporate activities
Hospitality Holdings Ltd.	Intermediate holding company
Continental Europe and the Rest of the World	
Compass Group France SAS, France	Holding company for the provision of foodservice in France
Eurest France SA	Trading company for the provision of foodservice in France
Compass Group Deutschland GmbH, Germany	Holding company for the provision of foodservice in Germany
Eurest Deutschland GmbH, Germany	Trading company for the provision of foodservice in Germany
Compass Group Holdings Spain, S.L.	Holding company for the provision of foodservice in Spain
Eurest S.A., Spain	Trading company for the in-flight foodservice business in Spain
Eurest Colectividades S.A., Spain	Trading company for the provision of foodservice in Spain
Compass Group Nederland Holdings BV	Holding company for the provision of foodservice in the Netherlands
Compass Group Nederland BV	Trading company for the provision of foodservice in the Netherlands
Selecta Group AG, Switzerland	Holding company for the provision of vending foodservice in Continental Europe
Selecta AG, Switzerland	Trading company for the provision of vending foodservice in Switzerland
Selecta S.A., France	Trading company for the provision of vending foodservice in France
Rail Gourmet AG, Switzerland	Holding company for the provision of on board rail foodservice in Continental Europe and the UK
Restorama AG, Switzerland	Trading company for the provision of foodservice in Switzerland
Compass Group International BV, the Netherlands	Holding and financing company for the Group's operations in Continental Europe and the rest of the world
Seiyo Food Systems Inc., Japan (67.8%)	Trading company for the provision of foodservice in Japan
USA	
Compass Holdings, Inc.	Holding company for the provision of foodservice in the USA
Compass Group USA, Inc.	Trading company for the provision of foodservice in the USA
Morrison Management Specialists, Inc.	Trading company for the provision of foodservice to the USA healthcare market
Crothall Services Group	Trading company for the provision of facilities management services to the USA healthcare market
Flik International Corp.	Trading company for the provision of executive fine dining facilities in the USA
The Patina Group LLC	Trading company for the provision of executive fine dining facilities in the USA
Bon Appétit Management Co.	Trading company for the provision of foodservice in the USA
Restaurant Associates Corp.	Trading company for the provision of executive fine dining facilities in the USA

All companies listed above are wholly owned by the Group, except where otherwise indicated.

Particulars of certain subsidiary companies, none of which is material to the financial statements, are omitted and a complete list will be attached to the forthcoming annual return. All interests are in the ordinary share capital.

All companies operate principally in their country of incorporation.

US Dollar and Euro Consolidated Profit and Loss Account under UK Accounting Principles

for the year ended 30 September 2002

Compass Group PLC	Before goodwill amortisation and exceptional items $m	Goodwill amortisation and exceptional items $m	Total 2002 $m	2001 $m	Before goodwill amortisation and exceptional items €m	Goodwill amortisation and exceptional items €m	Total 2002 €m	2001 €m
Turnover								
Continuing operations	**15,636**	–	**15,636**	13,684	**15,835**	–	**15,835**	13,858
Acquisitions	**1,033**	–	**1,033**	–	**1,046**	–	**1,046**	–
Total turnover	**16,669**	–	**16,669**	13,684	**16,881**	–	**16,881**	13,858
Operating costs	**(15,424)**	**(427)**	**(15,851)**	(13,147)	**(15,620)**	**(432)**	**(16,052)**	(13,315)
Operating profit								
Continuing operations	**1,226**	**(407)**	**819**	537	**1,242**	**(412)**	**830**	543
Acquisitions	**19**	**(20)**	**(1)**	–	**19**	**(20)**	**(1)**	–
	1,245	**(427)**	**818**	537	**1,261**	**(432)**	**829**	543
Share of profits of associated undertakings								
Continuing operations	**2**	–	**2**	8	**2**	–	**2**	8
Acquisitions	**17**	–	**17**	–	**17**	–	**17**	–
Total operating profit: Group and share of associated undertakings	**1,264**	**(427)**	**837**	545	**1,280**	**(432)**	**848**	551
Reversal of discounting of net proceeds from disposal of businesses to net present value	–	–	–	199	–	–	–	202
Other interest receivable and similar income	**28**	–	**28**	27	**29**	–	**29**	27
Total interest receivable and similar income	**28**	–	**28**	226	**29**	–	**29**	229
Interest payable and similar charges	**(265)**	–	**(265)**	(372)	**(269)**	–	**(269)**	(377)
Net interest	**(237)**	–	**(237)**	(146)	**(240)**	–	**(240)**	(148)
Profit on ordinary activities before taxation	**1,027**	**(427)**	**600**	399	**1,040**	**(432)**	**608**	403
Tax on profit on ordinary activities	**(275)**	**58**	**(217)**	(144)	**(278)**	**58**	**(220)**	(146)
Profit on ordinary activities after taxation	**752**	**(369)**	**383**	255	**762**	**(374)**	**388**	257
Equity minority interests	**(34)**	–	**(34)**	(26)	**(35)**	–	**(35)**	(25)
Profit for the financial year	**718**	**(369)**	**349**	229	**727**	**(374)**	**353**	232
Equity dividends	**(250)**	–	**(250)**	(198)	**(253)**	–	**(253)**	(200)
Profit for the year retained	**468**	**(369)**	**99**	31	**474**	**(374)**	**100**	32

The exchange rates used to translate the above figures are those ruling at the 2002 balance sheet date (£1 = $1.57 = €1.59).

US Dollar and Euro Consolidated Balance Sheet under UK Accounting Principles

as at 30 September 2002

Compass Group PLC	2002 $m	2001 $m	2002 €m	2001 €m
Fixed assets				
Intangible assets	**7,100**	6,594	**7,190**	6,678
Tangible assets	**3,719**	3,267	**3,767**	3,309
Investments	**159**	42	**160**	43
	10,978	9,903	**11,117**	10,030
Current assets				
Stocks	**308**	284	**311**	287
Debtors: amounts falling due within one year	**1,975**	1,850	**2,000**	1,873
amounts falling due after more than one year	**460**	447	**465**	453
Businesses held for resale	**55**	118	**56**	119
Investments	**5**	19	**5**	19
Cash at bank and in hand	**637**	1,087	**646**	1,100
	3,440	3,805	**3,483**	3,851
Creditors: amounts falling due within one year	**(6,076)**	(4,456)	**(6,153)**	(4,512)
Net current (liabilities)/assets	**(2,636)**	(651)	**(2,670)**	(661)
Total assets less current liabilities	**8,342**	9,252	**8,447**	9,369
Creditors: amounts falling due after more than one year	**(3,068)**	(4,237)	**(3,107)**	(4,291)
Provisions for liabilities and charges	**(677)**	(592)	**(685)**	(599)
Equity minority interests	**(152)**	(55)	**(154)**	(56)
Net assets	**4,445**	4,368	**4,501**	4,423
Capital and reserves				
Called up share capital	**350**	349	**355**	353
Shares to be issued	**8**	50	**8**	51
Share premium account	**107**	17	**108**	17
Merger reserve	**6,547**	6,547	**6,630**	6,630
Profit and loss account	**(2,567)**	(2,595)	**(2,600)**	(2,628)
Total equity shareholders' funds	**4,445**	4,368	**4,501**	4,423

The exchange rates used to translate the above figures are those ruling at the 2002 balance sheet date (£1 = $1.57 = €1.59).

Notice of Annual General Meeting

Notice is hereby given that the second Annual General Meeting of Compass Group PLC will be held in the Fleming Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 14 February 2003 at 11.00am in order to transact the following business:

Routine business

Resolution 1
To receive and adopt the financial statements of the Company for the financial year ended 30 September 2002 and the reports of the directors and auditors thereon.

Resolution 2
To approve the Remuneration Committee's Report for the financial year ended 30 September 2002.

Resolution 3
To declare a final dividend on the Company's ordinary shares for the financial year ended 30 September 2002.

Resolution 4
To elect Peter H Blackburn as a director.

Resolution 5
To elect Sven A Kado as a director.

Resolution 6
To elect Clive W P Grundy as a director.

Resolution 7
To re-elect Peter E B Cawdron as a director.

Resolution 8
To re-elect Andrew P Lynch as a director.

Resolution 9
To re-appoint Deloitte & Touche as auditors.

Resolution 10
To authorise the directors to determine the auditors' remuneration.

Special business
To consider and if thought fit pass the following Resolutions which will be proposed as Special Resolutions:

Resolution 11
"That the directors be and are hereby generally empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities within the meaning of section 94(2) of that Act for cash pursuant to the authority conferred by the Ordinary Resolution passed as Resolution 7 at the Annual General Meeting of the Company held on 15 February 2002 as if section 89(1) of that Act did not apply to any such allotment provided that this power shall be limited to:

(i) the allotment of equity securities in connection with an issue to holders of ordinary shares of 10 pence each in the capital of the Company in proportion (as nearly as may be) to their existing holdings of such ordinary shares but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and
(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal amount of £11 million consisting of 110 million ordinary shares of 10 pence each in the capital of the Company;

and further provided that this power shall expire at the conclusion of the next Annual General Meeting of the Company or 13 May 2004 if earlier, save that the Company may make any offer or agreement before the expiry of this power which would or might require equity securities to be allotted after such expiry date and the directors may allot equity securities in pursuance of any such offer or agreement as if the power had not expired."

Resolution 12
"That the directors be and are hereby generally and unconditionally authorised, pursuant to Article 45 of the Company's Articles of Association and in accordance with section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 10 pence each in the capital of the Company subject to the following conditions:

(i) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 223,489,939 representing 10% of the Company's issued ordinary share capital as at 3 December 2002;
(ii) the minimum price (exclusive of expenses) which may be paid for each ordinary share is 10 pence;
(iii) the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made;
(iv) unless previously varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 13 August 2004 whichever is the earlier; and
(v) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts."

By Order of the Board

Ronald M Morley
Company Secretary
2 January 2003

Registered Office:
Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA

Notes

(i) A member entitled to attend and vote at the Annual General Meeting (the "Meeting") may appoint a proxy or proxies to attend and (on a poll) vote on his/her behalf. A proxy need not be a member of the Company.
(ii) A form of proxy for use in relation to the Meeting is enclosed with this report. To be effective the form of proxy must be completed in accordance with the instructions set out therein and lodged at the office of the Registrars of the Company at least 48 hours before the Meeting. Completion and return of the form of proxy will not preclude a member from attending the Meeting and voting in person.
(iii) Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, the Company specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on 12 February 2003, or in the event that the Meeting is adjourned, in the Register of Members 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries on the Register of Members after 6.00pm on 12 February 2003 or, in the event that the Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting.
(iv) Brief biographical details of directors standing for re-election at the Meeting are set out on pages 22 and 23.
(v) Copies of the service contracts of the directors and the Register of Directors' Interests will be available for inspection during normal business hours from the date of this notice until the date of the Meeting (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and will also be made available at the Meeting for a period of 15 minutes prior to and during the continuance of the Meeting.

Shareholder Information

Shareholder analysis	Number of holders	Holders %	Number of shares held millions	Shares held %
Type of holder:				
Banks, nominee companies, pension funds and investment trusts	20,898	20.08	1,957.99	87.66
Individuals	81,413	78.23	178.79	8.00
Insurance companies	122	0.12	19.09	0.86
Others	1,630	1.57	77.79	3.48
Total	104,063	100.00	2,233.66	100.00
Size of holding:				
1 – 100	13,497	12.97	0.54	0.02
101 – 200	14,666	14.09	2.17	0.10
201 – 500	25,503	24.51	8.61	0.38
501 – 1,000	20,363	19.57	14.87	0.67
1,001 – 2,000	15,309	14.71	21.88	0.98
2,001 – 5,000	9,199	8.84	28.07	1.26
5,001 – 10,000	2,361	2.27	16.33	0.73
10,001 – 50,000	1,666	1.60	36.74	1.64
50,001 – 100,000	419	0.40	30.19	1.35
100,001 – 500,000	625	0.60	138.41	6.20
500,001 – 1,000,000	169	0.16	121.25	5.43
1,000,001 – 5,000,000	208	0.20	459.86	20.59
5,000,001 – 10,000,000	31	0.03	213.05	9.54
10,000,001 and above	47	0.05	1,141.69	51.11
Total	104,063	100.00	2,233.66	100.00

Registrars and transfer office
All administrative enquiries relating to shareholdings should, in the first instance, be directed to Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone (within the UK): 0870 162 3100 and (from overseas): +44 20 8639 2157; e-mail: ssd@capita-irg.com. Shareholders can access a range of online services at www.capita-irg.com

American depositary receipts (ADRs)
Further information about the Company's ADR programme can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone: (within the US toll free) 1-888 BNY-ADRS and (from overseas) +1 610 312 5315, e-mail: shareowner-svcs@bankofny.com, and from websites: www.adrbny.com and www.stockbny.com

Share dealing service
Compass Group has established a low-cost postal share dealing service. Shareholders wishing to take advantage of the service should contact Hoare Govett Limited, Low-Cost Share Dealing Department for details, telephone 020 7678 8300.

Share price information
The current share price of Compass Group shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone 0906 843 3250 and Compass Group's corporate website.

Individual Savings Accounts (ISAs)
Compass Group has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in the Company's shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate Personal Equity Plans & Individual Savings Accounts, 5th Floor, City Plaza, 2 Pinfold Street, Sheffield S1 2QZ. Client Liaison Department, telephone 0114 252 9166 or fax 0114 252 8039.

Unsolicited mail
Compass Group is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preferences Service ("MPS"), FREEPOST 22 London W1E 7EZ. MPS will then notify the bodies that support its service that you do not wish to receive unsolicited mail.

Registered office
Compass Group PLC, Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA, United Kingdom, telephone +44 (0)1932 573 000, fax +44 (0)1932 569 956

Corporate website
Information about the Company is also available at www.compass-group.com

Financial calendar

Annual General Meeting	14 February 2003
Half year results announcement	May
Full year results announcement	December

Dividend payments

Interim	October
Final	April

Corporate Offices

Corporate Office
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 1932 573 000
Fax +44 1932 569 956
www.compass-group.com

Compass Group PLC
(CE & ROW)
89/91, rue du Faubourg St. Honoré
75008 Paris
France
Tel +33 1 5527 2300
Fax +33 1 5527 2399

United Kingdom Headquarters
Compass Group, UK & Ireland
Rivermead
Oxford Road
Denham
Uxbridge
UB9 4BF
United Kingdom
Tel +44 1895 554 554
Fax +44 1895 554 555

North America Headquarters
Compass Group, North America
2400 Yorkmont Road
Charlotte
NC 28217
USA
Tel +1 704 329 4000
Fax +1 704 329 4160

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Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 1932 573 000
Fax +44 1932 569 956

www.compass-group.com




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